Post-Qualification Offering Circular Amendment No. 3

File No. 024-11519

Filed Pursuant to Rule 253(g)(1)

RAADR, INC.

Maximum offering of 7,100,000,000 Shares

This Post-Qualification Offering Circular Amendment No. 2 (the “PQA”) amends the Offering Circular of Raadr, Inc., a Nevada corporation, dated September 17, 2021, as qualified on September 1, 2021, as supplemented December 16, 2021, and as may be amended and supplemented from time to time, to: (a) extend the expiration date of this offering to June 15, 2023; (b) reduce the offering price of the remaining 5,904,177,411 unsold Shares (the “Company Remaining Shares”) to $[0.00005-0.00015] per share (the price to be fixed by a post-qualification supplement); and (c) add three selling shareholders, Elliott Polatoff, Leonard Tucker LLC and Christina P. Upham, all third parties (the “Selling Shareholders”).

This offering (the “Offering”) consists of up to 6,250,000,000 Shares of the Company’s Common Stock (the “Shares” or individually, each a “Share”), of which 289,572,589 have been sold at $0.001 per share and 56,250,000 have been sold at $0.0008 per share, or $334,572 in the aggregate, and 5,904,177,411 Company Remaining Shares that are being offered at $0.0001 per share on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. The Shares are being sold by our company. There is no minimum number of Shares that needs to be sold in order for funds to be released to us and for this Offering to close.

In addition, the Selling Shareholders are offering up to a total of 850,000,000 shares of our common stock currently outstanding (the “Selling Shareholder Offered Shares”) (collectively, the Company Remaining Shares and the Selling Shareholder Offered Shares are referred to as the “Offering Shares”). We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering).

Title of class of securities offered and offeror of securities	Total Number of Shares Offered	Number of Shares Sold to Date	Proceeds to Company to Date (1)	Number of Remaining Shares to Be Sold	Price to Public of Remaining Shares to Be Sold	Proceeds to Company from Remaining Shares (1)	Commissions (2)	Total Proceeds to Offeror of Securities (3)
Common Stock offered by our company	6,250,000,000	345,822,589	$334,572	5,904,177,411	$0.0001	$590,420	$-0-	$924,992
Common Stock offered by the Selling Shareholders	850,000,000	-0-	$-0-	850,000,000	$0.0001	$85,000	$-0-	$85,000

(1)Does not reflect payment of expenses of this Offering, which are estimated to not exceed $25,000 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, administrative services other costs of Blue Sky compliance, and actual out-of-pocket expenses incurred by our company selling the Shares.

(2)Neither our company nor the Selling Shareholders will pay any commissions for the sale of Offering Shares in this Offering.

(3)Assuming the sale of all 5,904,177,411 Company Remaining Shares and all 850,000,000 of the Selling Shareholder Offered Shares.

Our Common Stock currently trades on the OTC Pink market under the symbol “RDAR” and the closing price of our Common Stock on June 29, 2022, was $0.0003. Our Common Stock currently trades on a sporadic and limited basis.

We are offering our shares without the use of an exclusive placement agent. However, the Company reserves the right to retain one. The proceeds will be disbursed to us and the purchased shares will be disbursed to the investors.

See “Risk Factors” to read about factors you should consider before buying shares of Common Stock.

i

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

Post Qualification Offering Circular Amendment No. 3 dated July 1, 2022

ii

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

iii

SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to “the Company,” “we,” “us” and “our” refer to Raadr, Inc.

The Company

Cyber bullying is a reality for over 50% of adolescents and teens, while only 1 in 10 victims will tell their parents about it. This growing crisis requires a simple, effective and adaptive solution-a tool usable by the most technically challenged among us, yet comprehensive, perceptive and state of the art. With 52% of parents worried that their children will face cyber bullying, the market for such a solution is enormous, yet no solution has reached these concerned parents and achieved a commanding market position.

Our position is that the void in this market exists because (1) legacy providers have forever controlled the larger market of internet security and previous solutions (2) were limited by poor usability for nontechnical parents and (3) required the installation of intrusive software on children’s phones, leading to circumvention and distrust. RAADR is what parents haven’t seen before: a simple, understandable, and reliable way to know when a child is in need of intervention. RAADR’s interface has been built with the layman parent in mind which allows parents to focus on protecting their children rather than trying to learn new technologies. Moreover, RAADR doesn’t require installation on a child’s phone or computer, so our product can’t be uninstalled or circumvented. In real time, we process the vast online reservoir of semi-public and public information that’s already accessible to parents, extract only that which falls within categories predefined by us or the parent, and present that extracted information in multiple, customizable levels of detail.

And just as the threats evolve, RAADR evolves. Our engineers will continually monitor trends and our customer service and marketing teams will continually interact with and learn from our customers and other market participants-all valuable market data will be incorporated into the platform. And our capacity to evolve doesn’t end there. Machine learning is now actively and effectively used by the most advanced technology companies, and RAADR will join them. Within the next 12 to 18 months, our algorithms will learn from and adapt to trends, as well as new or previously unknown or unidentified threats, and parents will be notified in real time. And then there’s our most important resource for adaptation: community interaction. Parents don’t currently have a way to efficiently communicate regarding local threats, but RAADR will change that. Our sophisticated, highly structured Community feature will allow parents to come together, and RAADR will incorporate threats and other issues raised by our communities.

Current Plan

RAADR and Fyresite working together were able to successfully launch the new RAADR 2.0 parent monitoring application on the Android market as of February 17, 2022.  The application is available for public download in the GOOGLE PLAY STORE currently. We submitted to the IOS market in February and are still under review and waiting for final approval. After the IOS approval we plan to launch and application subscription marketing campaign by June 30, 2022. We have a milestone projection of 10K subscriptions at $4.95 a month for the RAADR service & platform which is set at a projected revenue of $49,500. We expect recurring revenues by fourth quarter 2022.

Opportunity

As of 2011, parents were spending over $1,100 per month to raise their children to the age of 17. Keeping children safe is undoubtedly the most important concern on a parent’s mind, and RAADR will cost parents as little as a quarter of one percent of that monthly expense total. Our tiered pricing starts at $1.95 per month followed by $4.95 per month and $9.95 per month with no contractual commitment (affiliate pricing is TBD). With over 35.2 million US households with children under the age of 18, it’s our goal to capture 50,000 of those within 12 months, 500,000 within 2 years, and 2 million of those within 5 years; these subscription figures will generate annualized revenue of between $1.7M and $2.9M by the end of the first year, $17.94M and $29.94M by the end of the second year, and $71.76M and $119.76M by the end of the fifth year.

THE OFFERING

Type of Stock Offering:	Common Stock

Maximum Shares Offered by the Company:	6,250,000,000 Shares of Common Stock, including the 5,904,177,411 Company Remaining Shares.

Maximum Shares Offered by the Selling Shareholders:	850,000,000 Shares of Common Stock (the Selling Shareholder Offered Shares).

Price Per Remaining Share:	$0.0001

Maximum Offering:	$924,992, assuming the sale of all Company Remaining Shares.

Use of Proceeds:

The funds raised in this offering will be utilized for costs of this offering and for payroll, equipment and parts, debt repayment, administrative and legal expenses, sales and marketing and for working capital. See “Use of Proceeds” for more details. The Company will derive no proceeds from sales of the Selling Shareholder Offered Shares.

Risk Factors:	See “Risk Factors” and other information appearing elsewhere in this Offering Circular for a discussion of factors you should carefully consider before deciding whether to invest in our Common Stock.

This offering is being made on a self-underwritten basis without the use of an exclusive placement agent, although the Company may choose to engage a placement agent at its sole discretion. As there is no minimum offering, upon the approval of any subscription to this PQA, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

In the event that this offering is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investors’ most recently completed fiscal year are used instead.

The Company has not currently engaged any party for the public relations or promotion of this offering.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the consolidated financial statements and the related notes, before making a decision to buy our Common Stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

This offering contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss the important factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our Common Stock.

Risk Related to our Company and our Business

We have a relatively limited operating history and no revenues to date and thus are subject to risks of business development and you have no basis on which to evaluate our ability to achieve our business objective.

Because we have a relatively limited operating history and no revenues to date, you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage operating companies in rapidly evolving markets. These risks include:

•that we may not have sufficient capital to achieve our growth strategy;

•that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

•that our growth strategy may not be successful; and

•that fluctuations in our operating results will be significant relative to our revenues.

Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have a history of operating losses and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.

To date, we have not generated revenues and have incurred significant cash flow deficits. For the three months ended March 31, 2022, we reported net income of $846,089, due to a gain on derivative liabilities of $1,190,589, and negative cash flow from operating activities of $135,341. For the fiscal years ended December 31, 2021 and 2020, we reported net losses of $6,253,566 and $1,747,941, respectively, and negative cash flow from operating activities of $623,630 and $271,003, respectively. We anticipate that we will continue to report losses and negative cash flow. As a result of these net losses and cash flow deficits as well as our dependence on private equity and financings, there is a substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Ability to Continue as a Going Concern.”

Future acquisitions or strategic investments could disrupt our business and harm our business, results of operations or financial condition.

We may in the future explore potential acquisitions of companies or strategic investments to strengthen our business. Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business. Acquisitions involve numerous risks, any of which could harm our business, including:

•straining our financial resources to acquire a company;

•anticipated benefits may not materialize as rapidly as we expect, or at all;

•diversion of management time and focus from operating our business to address acquisition integration challenges;

•retention of employees from the acquired company;

•cultural challenges associated with integrating employees from the acquired company into our organization;

•integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies; and

•litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties.

Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could have a material adverse effect on business, results of operations or financial condition.

We may require additional funding for our growth plans, and such funding may result in a dilution of your investment.

We attempted to estimate our funding requirements in order to implement our growth plans. If the costs of implementing such plans should exceed these estimates significantly or if we come across opportunities to grow through expansion plans which cannot be predicted at this time, and our funds generated from our operations prove insufficient for such purposes, we may need to raise additional funds to meet these funding requirements.

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If we fail to obtain additional financing on terms that are acceptable to us, we will not be able to implement such plans fully if at all. Such financing even if obtained, may be accompanied by conditions that limit our ability to pay dividends or require us to seek lenders’ consent for payment of dividends, or restrict our freedom to operate our business by requiring lender’s consent for certain corporate actions.

Further, if we raise additional funds by way of a rights offering or through the issuance of new shares, any shareholders who are unable or unwilling to participate in such an additional round of fund raising may suffer dilution in their investment.

We may not have sufficient capital to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives.

After launching out platform and engaging in marketing our remaining liquidity and capital resources may not be sufficient to allow us to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives. If we require additional capital resources, we may seek such funds directly from third party sources; however, we may not be able to obtain sufficient equity capital and/or debt financing from third parties to allow us to fund our expected ongoing operations or we may not be able to obtain such equity capital or debt financing on acceptable terms or conditions. Factors affecting the availability of equity capital or debt financing to us on acceptable terms and conditions include:

•Our current and future financial results and position;

•the collateral availability of our otherwise unsecured assets;

•the market’s, investors and lenders’ view of our industry and products;

•the perception in the equity and debt markets of our ability to execute our business plan or achieve our operating results expectations; and

•the price, volatility and trading volume and history of our Common Stock.

If we are unable to obtain the equity capital or debt financing necessary to fund our ongoing operations, pursue our strategy and sustain our growth initiatives, we may be forced to scale back our operations or our expansion initiatives, and our business and operating results will be materially adversely affected.

We rely substantially on third-party platforms to make our app available to users and to collect revenue.

Our application is distributed through the main platform providers, including Apple and Google, which also provide us valuable information and data, such as the rankings of our app. Substantially all of our revenue is generated by users using those platforms. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any emerging platform providers that are widely adopted by our target user base in the geographic markets in which we operate.

We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the promotion, distribution and operation of applications on their platforms, and which the platform providers can change unilaterally on short or no notice. Our business would be harmed if:

•the platform providers discontinue or limit our access to their platforms;

•governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;

•the platforms modify their current discovery mechanisms, communication channels available to developers, respective terms of service, or other policies, including fees;

•the platforms adopt changes or updates to their technology that impede integration with other software systems, such as Adobe Flash or others, or otherwise require us to modify our technology or update our app in order to ensure users can continue to access our app and content with ease;

•the platforms impose restrictions; or

•the platforms develop their own competitive offerings.

If alternative platforms increase in popularity, we could be adversely impacted if we fail to create compatible versions of our app in a timely manner, or if we fail to establish a relationship with such alternative platforms. Likewise, if our existing platform providers alter their operating platforms or browsers, we could be adversely impacted as our offerings may not be compatible with the altered platforms or browsers or may require significant and costly modifications in order to become compatible. If our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these providers’ platforms have been unavailable for short periods of time or experienced issues with certain features. If such events occur on a prolonged basis or other similar issues arise that impact users’ ability to download our app or access social features, it could have a material adverse effect on our revenue, operating results, and reputation.

Our business depends on the protection of our proprietary information and our owned and licensed intellectual property.

We believe that our success depends in part on protecting our owned and licensed intellectual property in the United States and other countries. Our intellectual property includes certain patents, trademarks and copyrights relating to our app, and proprietary or confidential information that is not subject to formal intellectual property protection. Our success may depend, in part, on our ability to protect the trademarks, trade dress, names, logos, or symbols under which we market our app and to obtain and maintain patent, copyright, and other intellectual property protection for the technologies, designs, software, and innovations used in our app and our business. We cannot assure that we will be able to build and maintain consumer value in our proprietary trademarks and copyrights or otherwise protect our technologies, designs, software, and innovations or that any patent, trademark, copyright, or other intellectual property right will provide us with competitive advantages.

We also rely on trade secrets and proprietary knowledge. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored by such individuals.

In the future we may make claims of infringement against third parties or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could cause us to incur greater costs and expenses in the protection of our intellectual property and could potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid.

Despite our efforts to protect our intellectual property rights, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors or other third parties.

The intellectual property rights of others may prevent us from developing new app and/or entering new markets or may expose us to liability or costly litigation.

Our success depends in part on our ability to continually adapt our app to incorporate new technologies as well as intellectual property related to app mechanics and procedures, and to expand into markets that may be created by these new developments. If technologies are protected by the intellectual property rights of our competitors or other third parties, we may be prevented from introducing additional features based on these technologies or expanding into markets created by these technologies.

We cannot assure that our business activities and our app will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. A successful claim of infringement by a third party against us, our app or one of our licensees in connection with the use of our technologies, app mechanics or procedures, or an unsuccessful claim of infringement made by us against a third party or its products or apps, could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

•be expensive and time-consuming to defend or require us to pay significant amounts in damages;

•be expensive and time-consuming to defend or require us to pay significant amounts in damages;

•result in invalidation of our proprietary rights or render our proprietary rights unenforceable;

•cause us to cease making, licensing, or using apps that incorporate the intellectual property;

•require us to redesign, reengineer, or rebrand our app or limit our ability to bring apps to the market in the future;

•require us to enter into costly or burdensome royalty, licensing, or settlement agreements in order to obtain the right to use a product or process;

•impact the commercial viability of the app that are the subject of the claim during the pendency of such claim; or

•require us to stop offering the infringing features.

Our success depends upon our ability to acquire and retain users, as well as adapt to and offer features that keep pace with changing technology and evolving industry standards.

Our ability to acquire and retain users is largely driven by our success in maintaining and improving our app. To satisfy users, we need to continue to improve useful features that are more attractive than those of our competitors. This will require us to, among other things, continue to improve our technology, app mechanics, and procedures to optimize search results for our app, tailor our app offerings to additional geographic and demographic market segments, and improve the user-friendliness of our app. Our ability to anticipate or respond to changing technology and evolving industry standards and to develop and introduce new and enhanced app features on a timely basis, or at all, is a significant factor affecting our ability to remain competitive and expand and attract new users. We cannot assure that we will have the financial and technical resources needed to introduce new features on a timely basis, or at all.

Further, as technological or regulatory standards change and we modify our app to comply with those standards, we may need users to take certain actions to continue using the app, performing age-gating checks or accepting new terms and conditions. Users may stop using our app at any time.

Our users depend on our support organization to resolve any issues relating to our app. Our ability to provide effective support is largely dependent on our ability to attract, resource, and retain employees who are not only qualified to support users, but are also well versed in our app. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to retain users, and adversely impact our results of operations, cash flows, and financial condition.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

We collect, process, store, use, and share data, some of which contains limited personal information. Consequently, our business is subject to a number of U.S. and international laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing, and protection of personal information and other consumer data. Such laws and regulations may be inconsistent among countries or conflict with other rules.

We are subject to U.S. federal and state and foreign laws related to the privacy and protection of user data. Such regulations, such as the General Data Protections Regulation (“GDPR”) from the European Union (“EU”) and the California Consumer Privacy Act, which became effective on January 1, 2020, are new, untested laws and regulations that could affect our business, and the potential impact is unknown. See “Our business- Regulation of the industry.” We believe we have been and continue to be in compliance with the requirements of the GDPR since the regulation went into effect in 2018. In general, we do not store personal private information given that all payment processing occurs through third-party platforms, such as Apple, and Google.

There currently are a number of other proposals related to data privacy and security pending before several legislative and regulatory bodies. For example, the European Union is contemplating the adoption of the Regulation on Privacy and Electronic Communications (the “e-Privacy Regulation”). While this regulation was planned to take effect simultaneously with GDPR, it is currently still being debated and discussed by the EU member states. The e-Privacy Regulation focuses on the privacy of electronic communications and, in that respect, it contains new rules for direct marketing activities. It is highly likely that these rules will lead to new consent requirements.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies, incorporate privacy by design into our app, and will significantly increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain users, and otherwise adversely affect our business, financial condition, and operating results.

Any failure or perceived failure by us to comply with our posted privacy policies or terms of use, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for our app.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements or to modify their enforcement or investigation activities, which may increase our costs and risks.

Security breaches or other disruptions could compromise our information or the information of our users. If we sustain cyber-attacks or other security incidents that result in data breaches, we could suffer a loss of users and associated revenue, increased costs, exposure to significant liability, reputational harm, and other negative consequences.

Our business sometimes involves the storage, processing, and transmission of certain proprietary, confidential, and personal information of our users. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary, or confidential information, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities.

Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us, could also be a source of security risks in the event of a failure of their own security systems and infrastructure. An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users or third-party platforms. Any of these could expose us to claims, litigation, fines, and potential liability.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or users. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our operations. Although we have insurance coverage for protecting against cyber-attacks, it may not be sufficient to cover all possible claims, and we may suffer losses that could have a material adverse effect on our business. We could also be negatively impacted by existing and proposed laws and regulations, and government policies and practices related to cybersecurity, data privacy, data localization, and data protection in the United States, Canada, the European Union, and other countries.

If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures for our app and content could be harmed, and we could lose users. Data security breaches and other data security incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows, and financial condition.

We operate in a highly competitive industry, and our success depends on our ability to effectively compete.

Mobile applications development is a rapidly evolving industry with low barriers to entry. Businesses can easily launch online or mobile platforms and applications at nominal cost by using commercially available software or partnering with various established companies in these markets, but may not offer the same level of sophistication or capabilities as our app. The market for our app is also characterized by rapid technological developments, frequent launches of new apps and content, changes in user needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. As a result, our industry is constantly changing mobile applications and business models in order to adopt and optimize new technologies, increase cost efficiency, and adapt to user preferences.

If we do not successfully invest in, establish and maintain awareness of our app, if we incur excessive expenses promoting and maintaining our app, or if our app contain defects or objectionable content, our business, financial condition, results of operations, or reputation could be harmed.

We believe that establishing and maintaining our awareness of our app is critical to developing and maintaining favorable relationships with users, platform providers, advertisers, and content licensors, as well as competing for key management and technical talent. Increasing awareness and recognition of our app is particularly important in connection with our strategic focus on developing features based on our own intellectual property and successfully cross-promoting our app. In addition, globalizing and extending awareness and recognition of our app require significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our app, these efforts may not succeed in increasing awareness of our app.

We rely on information technology and other systems, and any failures in our systems or errors, defects, or disruptions in our app could diminish our reputation, subject us to liability, disrupt our business, and adversely impact our results.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit, and store electronic information, to manage and support our business operations, and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws, and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems, and preventing security breaches. Among other things, our systems are susceptible to damage, outages, disruptions, or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks, and similar events. Any failures in our computer systems or telecommunications services could affect our ability to operate our app or otherwise conduct business.

Portions of our information technology infrastructure, including those operated by third parties, may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive, and resource-intensive. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business. We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver app to users and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision-makers, the ability to manage our business could be disrupted and our results of operations, cash flows, and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition.

Substantially all of our features rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory user experience to the users of our app. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our user experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers’ ability to access our app, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and app on a limited basis. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their proprietary software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. We try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our users for use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus, there is a risk that the use of such open source code may ultimately preclude us from charging fees for the use of certain software, require us to replace certain code used in our app, pay a royalty to use some open source code, make the source code of our app publicly available, or discontinue certain features. Our results of operations, cash flows, and financial condition could be adversely affected by any of the above requirements.

Our inability to complete potential acquisition opportunities and integrate those businesses successfully could limit our growth or disrupt our plans and operations.

In the future, we may pursue additional strategic acquisitions to further expand our operations. Our ability to succeed in implementing our strategy will depend to some degree upon our ability to identify and complete commercially viable acquisitions. We cannot assure that acquisition opportunities will be available on acceptable terms, or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions.

We may not be able to successfully integrate any businesses that we acquire or do so within the intended timeframes. We could face significant challenges in managing and integrating our acquisitions and our combined operations, including acquired assets, operations, and personnel. In addition, the expected cost synergies associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes or cost expectations, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows, and financial condition.

Our business may be adversely impacted by reductions in discretionary consumer spending as a result of downturns in the economy, global pandemics, or other factors beyond our control.

Consumer demand for mobile applications, such as ours, is sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, effects of declines in consumer confidence in the economy, public health concerns or pandemics, such as the COVID-19 coronavirus, the impact of high energy and food costs, the increased cost of travel, decreased disposable consumer income and wealth, political and regulatory uncertainty, or fears of war and future acts of terrorism could further reduce customer demand for the features that we offer and the amounts, if any, our users are willing to spend. These factors could impose practical limits on pricing and negatively impact our results of operations and financial condition.

Although we are seeing positive changes and expect schools to return to regular operations, any return to virtual schooling on a large scale due to further outbreaks of COVID-19 corona virus, variations of the same, or other viral/bacteria pandemics would be detrimental to business given the stationary requirements of a lock-down or limitations on activities outside of the home.

We rely on skilled employees with creative and technical backgrounds.

We rely on our highly skilled, technically trained, and creative employees to develop new technologies and create innovative features. Such employees, particularly app designers, engineers, and project managers with desirable skill sets are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating, and retaining these individuals. A lack of skilled technical workers could delay or negatively impact our business plans, ability to compete, results of operations, cash flows, and financial condition.

Our results of operations, cash flows, and financial condition could be affected by natural events in the locations in which we or our key platform providers or content suppliers operate.

We may be impacted by severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis that could disrupt our operations or the operations of our key platform providers or content suppliers. Natural disasters or other disruptions at any of our facilities, those of our key providers, such as Apple and Google, or those of our content suppliers, may impair the operation, development or provision of our app. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. Any serious disruption to our operations, or those of our key providers or suppliers could have a material adverse effect on our results of operations, cash flows, and financial condition.

Our results of operations fluctuate due to seasonality and other factors and, therefore, our periodic operating results are not guarantees of future performance.

Our results of operations can fluctuate due to seasonal trends and other factors. User activity is generally slower in the second and third quarters of the year, particularly during the summer months. Certain other seasonal trends and factors that may cause our results to fluctuate include:

•holiday and vacation seasons;

•economic and political conditions; and

•the timing of the release of new features or refreshed content, including those of our competitors.

Consequently, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. We cannot assure that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we do not have the ability to influence these factors.

We are subject to a variety of laws worldwide, many of which are still untested and still developing and which could subject us to further extensive governmental regulation, claims, or otherwise, as well as federal, state, provincial, and local laws affecting business in general, which may harm or restrict our business.

We are subject to a variety of laws in the United States, Canada, and other jurisdictions, including laws regarding consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside of Canada and the United States. It is also likely that as our business grows and evolves and our app are played in larger volume in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our app, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States, Canada, and elsewhere that could restrict the online and mobile industries, including user privacy, advertising, taxation, copyright, distribution, and antitrust.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In 2017, the United States enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others: (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base), and (iv) a one-time tax on accumulated offshore earnings held in cash and cash equivalents and illiquid assets, with the latter taxed at a lower rate. Because these tax law changes are relatively new, we are still evaluating the impact that they may have on our business and results of operations in the future. Although at this time we do not expect that the changes will have an overall significant adverse impact on our business and financial condition, we cannot assure you that our business and results of operations will not be adversely affected by these or other changes to tax laws.

Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws and related regulatory guidance. However, the tax benefits that we intend to eventually derive could be undermined due to changing tax laws. In addition, the taxing authorities in Korea and the United States regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Risks Related to the Securities Markets and Ownership of our Equity Securities

The Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The Common Stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of revenue or profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our app; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

•our ability to integrate operations, technology, products and services;

•our ability to execute our business plan;

•operating results below expectations;

•our issuance of additional securities, including debt or equity or a combination thereof;

•announcements of technological innovations or new products by us or our competitors;

•loss of any strategic relationship;

•industry developments, including, without limitation, changes in healthcare policies or practices;

•economic and other external factors;

•period-to-period fluctuations in our financial results; and

•whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are entitled under our articles of incorporation to issue up to 12,000,000,000 shares of Common Stock. We have issued and outstanding, as of the date of this PQA, 4,134,242,978 shares of Common Stock. Our board may generally issue shares of Common Stock, preferred stock or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of Common Stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

Anti-takeover provisions may impede the acquisition of our company.

Certain provisions of the Nevada Revised Statutes have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early-stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our Common Stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common Stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933 holders of restricted shares, may avail themselves of certain exemption from registration is the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registered the restricted stock. Currently, the Company has no plans of filing a registration statement with the Commission.

Securities analysts may elect not to report on our Common Stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our Common Stock, and securities analysts may not elect not to provide such coverage in the future. It may remain difficult for our company, with its small market capitalization, to attract independent financial analysts that will cover our Common Stock. If securities analysts do not cover our Common Stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our Common Stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if the Common Stock price appreciates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this Offering Circular.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•our business’ strategies and investment policies;

•our business’ financing plans and the availability of capital;

•potential growth opportunities available to our business;

•the risks associated with potential acquisitions by us;

•the recruitment and retention of our officers and employees;

•our expected levels of compensation;

•the effects of competition on our business; and

•the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

USE OF PROCEEDS

As of the date of this PQA, we have sold a total of 345,822,589 Shares, for an aggregate of $334,572 in proceeds. We have applied such proceeds as follows: $174,000 for application development and launch and $160,072 for operating expenses.

The table below sets forth the proceeds we would derive from the sale of all 5,904,177,411 Company Remaining Shares, assuming the sale of 100%, 75%, 50% and 25% of the Company Remaining Shares and assuming the payment of no sales commissions or finder’s fees and before the payment of expenses associated with this offering of approximately $25,000. There is, of course, no guaranty that we will be successful in selling any of the Company Remaining Shares.

Use of Proceeds for Assumed Percentage

Of Company Remaining Shares Sold in This Offering

	25%	50%	75%	100%
Wages	$ 8,970	$ 21,072	$ 24,512	$ 40,260
Software & Computers	7,192	20,470	47,136	41,596
Tools and Equipment	15,072	13,178	55,792	80,512
Parts	21,196	21,178	30,738	61,164
Custom Gear	7,756	46,916	25,092	104,028
Debt Repayment	12,042	50,728	66,512	64,002
Administrative and Legal	29,350	20,470	40,290	59,524
Sales and Marketing	9,600	39,508	45,178	32,056
Vendors	7,512	40,472	40,870	31,376
Hosting	13,610	8,490	46,360	40,666
Working Capital	15,104	12,728	20,512	35,236
Total Net Proceeds	$ 147,604	$ 295,210	$ 442,812	$ 590,420

DIVIDEND POLICY

We have not declared or paid any dividends on our Common Stock. We intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions, legal restrictions and other factors that our board of directors deems relevant.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Company Remaining Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Company Remaining Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Company Remaining Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of March 31, 2022, was $(9,671,262) (unaudited), or $(0.0023) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

The tables below illustrate the dilution to purchasers of the Company Remaining Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Remaining Shares are sold.

Assuming the Sale of 100% of the Company Remaining Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0023)
Increase in net tangible book value per share after giving effect to this offering	$0.0014
Pro forma net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0009)
Dilution in net tangible book value per share to purchasers of Company Remaining Shares in this offering	$0.0010

Assuming the Sale of 75% of the Company Remaining Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0023)
Increase in net tangible book value per share after giving effect to this offering	$0.0012
Pro forma net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0011)
Dilution in net tangible book value per share to purchasers of Company Remaining Shares in this offering	$0.0012

Assuming the Sale of 50% of the Company Remaining Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0023)
Increase in net tangible book value per share after giving effect to this offering	$0.0009
Pro forma net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0014)
Dilution in net tangible book value per share to purchasers of Company Remaining Shares in this offering	$0.0015

Assuming the Sale of 25% of the Company Remaining Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0023)
Increase in net tangible book value per share after giving effect to this offering	$0.0005
Pro forma net tangible book value per share as of March 31, 2022 (unaudited)	$(0.0018)
Dilution in net tangible book value per share to purchasers of Company Remaining Shares in this offering	$0.0019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this Report. Our actual results or actions may differ materially from these forward-looking statements for many reasons. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes and with the understanding that our actual future results may be materially different from what we currently expect. See “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” above. As used herein, the terms “we,” “us,” “our” and the “Company” refers to Raadr, Inc., a Nevada corporation, and its subsidiaries unless otherwise stated.

Overview

The Company was incorporated in the state of Nevada on March 29, 2006 as White Dental Supply, Inc.  On January 7, 2013, the Company changed its name to Pitooey!, Inc. On October 12, 2015, the Company changed its name to Raadr, Inc. As the digital world of the 21st Century continues to evolve, parents, guardians, and children are faced with challenges and threats not just in the real world, but in the omnipresent realm of Social Media as well. The Company is a maker of the proprietary technology application have developed a web-based tool that provides families with peace of mind when it comes to knowing that children are safe from bullying and predatory behavior unfortunately so prevalent today. By customizing their own unique monitoring and alert settings, parents and guardians can be alerted when their children Facebook, Twitter, Instagram and other pertinent social media platforms under scrutiny become posted with inappropriate language. By utilizing customized keywords chosen by the user that are added to an already existing database, parents and guardians can carry a sense of assuredness that the youth they love and are responsible for are safe and acting in a fun, yet appropriate manner. RAADR, Inc. makers of the proprietary technology application RAADR is a software development and mobile application developer formed in late 2012. The Company core competency is focused on building and acquiring apps and other products, services and companies to build a nationwide network of related businesses that are positioned to serve the mobile app development needs of small businesses and individuals.

Results of Operations

The Company is currently developing its products for sale and has not yet commenced sales.

Revenues

For the three months ended March 31, 2022, and for the years ended December 31, 2021 and 2020, the Company did not generate any revenues.

Operating Expenses

For the three months ended March 31, 2022 and 2021, the Company’s operating expenses totaled $171,465 and $623,253, respectively. For the three months ended March 31, 2022, operating expenses consisted of $34,408 in advertising and marketing, $45,000 in executive compensation, $45,101 in general and administrative expenses and $47,136 in professional fees. For the three months ended March 31, 2021, operating expenses consisted of $3,325 in advertising and marketing, $24,000 in executive compensation, $91,628 in general and administrative expenses and $504,300 in professional fees.

For the year ended December 31, 2021, the Company’s operating expenses totaled $1,334,929 and consisted of $6,516 in advertising and marketing, $147,796 in executive compensation, $433,865 in general and administrative expenses, $734,293 in professional fees and $22,459 in salaries and wages. For the year ended December 31, 2020 the Company’s operating expenses totaled $360,287 and consisted of $2,000 in advertising and marketing, $96,000 in executive compensation, $191,574 in general and administrative expenses, and $70,713 in professional fees.

Net Loss

For the three months ended March 31, 2022 and 2021, we reported net income of $846,089, due to a gain on derivative liabilities of $1,190,589, and a net loss of $2,532,604, respectively.

For the year ended December 31, 2021, we incurred a net loss of $6,253,566, due to a loss from operations of $1,344,929, plus $1,116,649 in interest expenses, $122,500 in other losses and $3,669,488 lost in change in fair value of derivatives. For the year ended December 31, 2020 we incurred a net loss of $1,747,941, due to a loss from operations of $360,287 plus $536,605 in interest expenses and $851,049 lost in change in fair value of derivatives.

Liquidity and Capital Resources

In light of our company’s need for additional capital with which to implement our business plan, our management intends to pursue, as may be necessary, a variety of strategies for obtaining needed capital, including, without limitation, the issuance of shares of preferred stock with rights superior to our common stock, the issuance of additional debt securities, including debt securities that are convertible into shares of our common stock, and instituting a reverse split of our then-outstanding shares of common stock. No determination in this regard has been made.

Operating Activities

Our cash used in operating activities for the three months ended March 31, 2022 and 2021, were $(135,341) and $(163,858), respectively.

Our cash used in operating activities for the year ended December 31, 2021, were $(623,630) compared to $(271,003) for the year ended December 31, 2020.

Investing Activities

Our net cash provided by investing activities was $0 for the three months ended March 31, 2022 and 2021, respectively.

Our net cash provided by investing activities was $0 for the years ended December 31, 2021, and December 31, 2020.

Financing Activities

Our net cash provided from financing activities for the three months ended March 31, 2022, was $137,000, consisting of $45,000 from sales of stock and $92,000 from notes payable, net of repayments. Our net cash provided from financing activities for the three months ended March 31, 2021, was $172,500 from convertible notes payable.

Our net cash provided from financing activities for the year end December 31, 2021, was $625,799 and consisted of $355,000 in proceeds convertible notes payable, $(1,099) for repayment of related party convertible notes payable, $20,000 in proceeds from advances, $14,700 from notes payable and $235,000 from sales of common stock. Our net cash provided from financing activities for the year end December 31, 2020 was $271,003 and consisted of $175,000 in proceeds convertible notes payable, $(25,000) for repayment of convertible notes payable, $(82,199) for repayment of related party convertible notes payable, $53,000 in proceeds from advances, and $150,000 from notes payable.

Going Concern

The Company sustained continued operating losses during the years ended December 31, 2021 and 2020. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our common stock.

Unregistered Sales of Equity Securities and Use of Proceeds

During the year ended December 31, 2021, the Company issued 2,795,282,940 shares of common stock in satisfaction of $1,520,840 in principal and interest. In connection with the conversion, derivative liabilities of $2,637,806 were relieved.

Critical Accounting Policies and Estimates

Our financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 2 of our financial statements. While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report.

We recognize revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition”.  In all cases, revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the year ended December 31, 2020 include the useful lives of website development cost, beneficial conversion of convertible notes payable, the valuation of derivative liabilities and the valuation of stock-based compensation.

Revenue recognition

The Company follows ASC 605-10 “Revenue Recognition” and recognizes revenue when all the conditions for revenue recognition are met: (i) persuasive evidence of an arrangement exists, (ii) collection of the fee is probable, (iii) the sales price is fixed and determinable and (iv) services have been rendered.

The Company reports its revenue at gross amounts in accordance with ASC 605-45 “Principal Agent Considerations” because it is responsible for fulfillment of the service, has substantial latitude in setting price, assumes the credit risk and it is responsible for the payment of all obligations incurred for legal and debt collection fees. The Company bears the credit risks if it does not collect the settlement fees and will be responsible to pay for fees including, but not limited to, court filing fees, collection fees, travel costs, deposition reporter, video, and transcript fees, expert fees and expenses, investigation costs, messenger and process service fees, computer-assisted legal research fees, document duplication and/or imaging expenses, electronic-data vendor fees, and any fees or costs that a court may order to pay to a party or third party.

Derivative Liabilities

The Company follows the provisions of FASB ASC Topic No. 815-40, “Derivatives and Hedging - Contracts in an Entity’s Own Stock”, for the embedded conversion options that were accounted for as derivative liabilities at the date of issuance and adjusted to fair value through earnings at each reporting date. In accordance with ASC 815, the Company has bifurcated the conversion feature of the convertible Debentures, along with any free-standing derivative instruments and recorded derivative liabilities on their issuance date. The Company uses the Black-Scholes model to value the derivative liabilities.

BUSINESS

This PQA includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

As of the date of the preparation of this PQA, these and other independent government and trade publications cited herein are publicly available on the Internet without charge. Upon request, the Company will also provide copies of such sources cited herein.

The Company

Cyber bullying is a reality for over 50% of adolescents and teens, while only 1 in 10 victims will tell their parents about it. This growing crisis requires a simple, effective and adaptive solution-a tool usable by the most technically challenged among us, yet comprehensive, perceptive and stateoftheart. With 52% of parents worried that their children will face cyber bullying, the market for such a solution is enormous, yet no solution has reached these concerned parents and achieved a commanding market position.

Our position is that the void in this market exists because (1) legacy providers have forever controlled the larger market of internet security and previous solutions (2) were limited by poor usability for nontechnical parents and (3) required the installation of intrusive software on children’s phones, leading to circumvention and distrust. RAADR is what parents haven’t seen before: a simple, understandable, and reliable way to know when a child is in need of intervention. RAADR’s interface has been built with the layman parent in mind which allows parents to focus on protecting their children rather than trying to learn new technologies. Moreover, RAADR doesn’t require installation on a child’s phone or computer, so our product can’t be uninstalled or circumvented. In real time, we process the vast online reservoir of semi public and public information that’s already accessible to parents, extract only that which falls within categories predefined by us or the parent, and present that extracted information in multiple, customizable levels of detail.

And just as the threats evolve, RAADR evolves. Our engineers will continually monitor trends and our customer service and marketing teams will continually interact with and learn from our customers and other market participants-all valuable market data will be incorporated into the platform. And our capacity to evolve doesn’t end there. Machine Learning is now actively and effectively used by the most advanced technology companies, and RAADR will join them. Within the next 12 to 18 months, our algorithms will learn from and adapt to trends, as well as new or previously unknown or unidentified threats, and parents will be notified in real time. And then there’s our most important resource for adaptation: community interaction. Parents don’t currently have a way to efficiently communicate regarding local threats, but RAADR will change that. Our sophisticated, highly structured Community feature will allow parents to come together, and RAADR will incorporate threats and other issues raised by our communities.

Current Plan

RAADR has acquired the services of Fyresite, an application development firm. The total cost to RAADR for their services is $46,000.00. RAADR has completed one payment of $15,000.00 to Fyresite with an additional scheduled payment planned totaling $31,000.00.

RAADR is working with Fyresite to redesign and re-publish our applications for Android, Google Play Store, and Apple iOS, Apple Store. We plan on a launch and application subscription marketing campaign by July 30th 2021 and expecting a August 2021 launch date for our RAADR Parenting App. We have a milestone projection of 10K subscriptions at $4.95 a month for the RAADR service & platform which is set at a projected revenue of $49,500.00. We expect recurring revenue by the end of December, 2021.

The Competition

RAADR has many competitors in the Social Media Monitoring and Anti-Bullying market. However RAADR offers more in terms of services and platform expansion. Other competitors like Net Nanny and UKnowKids are not user friendly and do not monitor social media accounts with the same precision and scope as RAADR. These two competitors require the child to download the monitoring application onto their phone, RAADR does not.

Other examples include Anonymous Alert which does not feature an administrative dashboard. Our platform provides parents and school administrators a platform for tracking and responding directly in real time.

BARK, another social monitoring app, has a higher price point than RAADR and has less features included. RAADR’s price point is significantly lower while using state of the art AI, Facial Recognition, & Anonymous Reporting Tools.

The Market & Industry

The Social Media Monitoring and Anti-Bullying app market is booming because these types of online safety tools are in high demand. Whether this demand comes from individuals, families, school administrators, or law enforcement, RAADR has a competitive advantage by being able to serve all three of these client groups effectively.

It is a known fact that Instagram, Facebook and Twitter struggle to contain the epidemic of online bullying. Bullying on social media is a big problem among teens. More than half of teens say they have been bullied or harassed online, according to a study released by Pew last September of 2020.

As teens and young adults are increasingly using popular social media platforms to communicate, we know that RAADR can be a major competitor in this key market by having the most comprehensive app and platform to help stop online bullying and abuse.

Opportunity

As of 2011, parents were spending over $1,100 per month to raise their children to the age of 17. Keeping children safe is undoubtedly the most important concern on a parent’s mind, and RAADR will cost parents as little as a quarter of one percent of that monthly expense total. Our tiered pricing starts at $1.95 per month followed by $4.95 per month and $9.95 per month with no contractual commitment (affiliate pricing is TBD). With over 35.2 million US households with children under `the age of 18, it’s our goal to capture 50,000 of those within 12 months, 500,000 within 2 years, and 2 million of those within 5 years; these subscription figures will generate annualized revenue of between $1.7M and $2.9M by the end of the first year, $17.94M and $29.94M by the end of the second year, and $71.76M and $119.76M by the end of the fifth year.

Employees

We currently have one employee.

Property

The Company currently operates out of the home of our CEO, Jacob DiMartino.

MANAGEMENT

Directors of the corporation are elected by the stockholders to a term of one year and serve until a successor is elected and qualified. Officers of the corporation are appointed by the Board of Directors to a term of one year and serves until a successor is duly appointed and qualified, or until he or he is removed from office. The Board of Directors has no nominating, auditing or compensation committees. The Board of Directors also appointed our officers in accordance with the Bylaws of the Company, and per employment agreements negotiated between the Board of Directors and the respective officer. Currently, there are no such employment agreements. Officers listed herein are employed at the whim of the Directors and state employment law, where applicable.

The name, address, age and position of our officer and director is set forth below:

Name	Age	First Year as a Director or officer	Office(s) held
Jacob DiMartino	41	2012	Director, CEO

The term of office of each director of the Company ends at the next annual meeting of the Company’s stockholders or when such director’s successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company’s bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company’s Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer’s successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

Biographical Information

Jacob DiMartino embarked on his career path in 1998, joining Phase 2 Solutions, a startup company based in Scottsdale, Arizona. He started as an inside sales rep and even though he was only 18 years old, quickly advanced to Sales Manager within his first 90 days.

Two years later, Jacob was promoted to Director of Project Management and entrusted with the responsibility of handling the company’s largest account. He earned several awards and achievements during his tenure with the company, including “Employee of the Year” and “Salesman of the Year”. He was also named “Mentor of the Year,” and honor based on employee votes and awarded to the manager who motivated and continually inspired others.

Inspired by his own lifelong dream of working in the entertainment industry, Jacob moved to Los Angeles in 2004 and scored work on several popular television series: “Law and Order SVU,” “Cold Case,” “Alias.” “Gilmore Girls.” He was also featured in the movie, “Mr. and Mrs. Smith.”

Jacob returned to Arizona in 2011 and founded Choice One Solutions, a social media services agency. In only 18 months, he guided the company to $1.2 million in annual sales. Directly on the heels of that accomplishment, he was appointed CEO of PITOOEY!, Inc. and was instrumental in taking the company public. The company has now changed its name to RAADR, Inc.

Jacob is now guiding RAADR, Inc. towards the social media monitoring space. His mission is to help parents and loved ones prevent “cyber bullying” and other dangers children in today’s world face.

Executive Compensation

Name and Principal Position	Year Ended	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation Earnings	Non- Qualified Deferred Compensation Earnings	All Other Compensation	Total
Jacob DiMartino,	2021	$180,000	$0	$0	$0	$0	$0	$0	$180,000
Chief Executive Officer	2020	$96,000	$0	$0	$0	$0	$0	$0	$96,000

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have no familial relationships between any parties. For a description of related party transactions please refer to Note 7 of our financial statements for the year ended December 31, 2021.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of Common Stock beneficially owned as of the date of this PQA, by (i) each person known to us to be the beneficial owner of more than 5% of our Common Stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group.  Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of Common Stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Jacob DiMartino, CEO & Sole Director	50,000,000	1.04%	50,000,000	*	See Note 3 and Note 6
5% Owners
Elliott Polatoff	400,000,000	8.34%	100,000,000(4)	*
Christina P. Upham	350,000,000	7.30%	0(5)	0%

Series E Preferred Stock(6)
Jacob DiMartino	1,000,000	100%	1,000,000	100%

*Less than 1%.

(1)Based on 4,795,400,704 shares outstanding, before this offering.

(2)Based on 10,699,578,115 shares outstanding, assuming the sale of all of the Company Remaining Shares, after this offering.

(3) Our CEO and Sole Director, Jacob DiMartino, owns all of the outstanding shares of Series E Preferred Stock. By such ownership, Mr. DiMartino controls the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See Note 6).

(4)Assumes Mr. Polatoff sells 300,000,0000 of the Selling Shareholder Offered Shares.

(5)Assumes Ms. Upham sells 350,000,000 of the Selling Shareholder Offered Shares

(6)The shares of Series E Preferred Stock have the following voting rights: At all times the aggregate of all Series E Preferred Shares shall have the right to vote for exactly sixty-six and two-thirds percent (66-2/3%) of all voting rights on all matters. (See “Description of Capital”).

SELLING SHAREHOLDERS

The shareholders named in the table below are the “Selling Shareholders.” The Selling Shareholders intend to sell a total of 850,000,000 shares of our common stock (the Selling Shareholder Offered Shares) in this offering. All of the Selling Shareholders are third parties. The Selling Shareholder Offered Shares to be offered by the Selling Shareholders named in this PQA are “restricted securities” under applicable federal and state securities laws.

We will pay all of the expenses of this offering (other than the selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering), but will not receive any of the proceeds from the sale of Selling Shareholder Offered Shares in this offering.

None of the Selling Shareholders is a broker-dealer or affiliated with a broker-dealer. The Selling Shareholders may be deemed to be underwriters of the shares of our common stock offered by them in this offering.

The Selling Shareholders intend to sell the Selling Shareholder Offered Shares is market transactions or in negotiated private transactions at the per share offering price of the Offering Shares, $[0.00005-0.00015].

The table below assumes that all of the Offering Shares offered in this offering will be sold.

		Prior to this Offering			After this Offering
Name of Selling Shareholder	Position, Office or Other Material Relationship	# of Shares Beneficially Owned	% Beneficially Owned (1)	# of Shares to be Offered for the Account of the Selling Shareholder	# of Shares Beneficially Owned	% Beneficially Owned (2)
Elliott Polatoff	None	400,000,000	8.34%	300,000,000	100,000,000	*
Leonard Tucker LLC	None	200,000,000	4.17%	200,000,000	0	0%
Christina P. Upham	None	35,000,000	7.30%	350,000,000	0	0%

*Less than 1%.

(1)Based on 253,459,000 shares outstanding, which includes (a) 120,843,491 issued shares, (b) 125,025,000 unissued shares that underlie Series B Preferred Stock and (c) 7,590,513 unissued shares that underlie Series C Preferred Stock, before this offering.

(2)Based on 303,459,000 shares outstanding, which includes (a) 165,100,000 issued shares, assuming the sale of all of the Offered Shares, (b) 125,025,000 unissued shares that underlie Series B Preferred Stock and (c) 7,590,513 unissued shares that underlie Series C Preferred Stock, after this offering.

DESCRIPTION OF CAPITAL

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Offering Circular forms a part.

Common Stock

Voting

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast.  Cumulative voting for the election of directors is not permitted.

Dividends

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock. Any decision to pay dividends on our Common Stock will be at the discretion of our Board of Directors. Our Board of Directors may or may not determine to declare dividends in the future.  See “Dividend Policy.”  The Board’s determination to issue dividends will depend upon our profitability and financial condition, and other factors that our Board of Directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our Common Stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Series A Preferred Stock

We are authorized to issue up to 20,000,000 shares of Series A Preferred Stock with such rights and obligations as described below. There are currently 0 shares of Series A Preferred Stock issued and outstanding.

Voting

Except as otherwise required by law, the holders of the shares of Series A Preferred Stock shall not have the right to vote on matters that come before the shareholders.

Conversion Rights

Each share of Series A Preferred Stock shall be convertible into one (1) (the “Conversion Rate”) fully paid and nonassessable share of Common Stock for each share of Series A Preferred Stock to be converted by holder.

Liquidation Rights

After the payment of all preferential amounts required to be paid to the holders of any class or series of stock ranking senior to the Series A Preferred Stock in respect of liquidation that may be authorized from time to time, upon the dissolution, liquidation, or winding up of the Corporation, all of the remaining assets and funds of the Corporation available for distribution to its holders of Common Stock shall be distributed ratably among the holders of the Series A Preferred Stock, such other series of Preferred Stock as are constituted as similarly participating. and the Common Stock, with each share of Series A Preferred Stock being deemed, for such purpose, to be equal to the number of shares of Common Stock, including fractions of a share, into which such share of Series A Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution.

Series E Preferred Stock

We are authorized to issue up to 1,000,000 shares of Series E Preferred Stock with such rights and obligations as described below. There are currently 1,000,000 shares of Series E preferred Stock issued and outstanding.

Voting

At all times the aggregate of all Series E Preferred Shares shall have the right to vote for exactly sixty six and two thirds (66 2/3) of all voting rights on all matters.

Conversion Rights

There are no conversion rights for the Series E Preferred Stock.

Liquidation Rights

Series E Preferred shares have no liquidation rights.

Limitations on Liability and Indemnification of Officers and Directors

Nevada law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors.  Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Nevada law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Nevada law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Transfer Agent

Our transfer agent is Manhattan Transfer Registrar Co. having addresses at 38B Sheep Pasture Road, Port Jefferson, NY 11777.

SHARE ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of Common Stock that may be sold in the future.

Upon the successful completion of this offering, we will have 10,699,578,115 outstanding shares of Common Stock if we complete the maximum offering hereunder. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 5% stockholders.

Rule 144

Shares of our Common Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

•1% of the number of shares of Common Stock then outstanding, which will equal about 10,401,461 shares if fully subscribed; or

•the average weekly trading volume of the unrestricted Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

PLAN OF DISTRIBUTION

The Offering will be sold by our officers and directors.

This is a self-underwritten offering. This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the Shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. After the qualification by the Commission and acceptance by those states where the offering will occur, the Officer and Directors intends to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. We do not intend to use any mass-advertising methods such as the Internet or print media. Officers and Directors will also distribute the prospectus to potential investors at meetings, to their business associates and to his friends and relatives who are interested the Company as a possible investment, so long as the offering is an accordance with the rules and regulations governing the offering of securities in the jurisdictions where the Offering Circular has been approved. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

In addition, the Selling Shareholders are offering a maximum of 850,000,000 Selling Shareholder Offered Shares. We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering).

Terms of the Offering

The Company is offering, on a best-efforts, self-underwritten basis, a maximum of 6,250,000,000 shares of its Common Stock, including the 5,904,177,411 Company Remaining Shares at a fixed price of $[0.00005-0.00015] per share. The price shall be fixed for the duration of the offering, unless an amendment is properly filed with the Commission. There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officers and directors. The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) June 15, 2023.

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby will be passed upon by Newlan Law Firm, PLLC. Newlan Law Firm, PLLC owns no securities of our company.

EXPERTS

None.

REPORTS

As a Tier 1, Regulation A filer, we are not required to file any reports.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

(UNAUDITED)

32

RAADR, Inc.

Consolidated Balance Sheets

(Unaudited)

	As of March 31, 2022	As of December 31, 2021
Assets:
Current assets
Cash and cash equivalents	$3,828	$2,169
Total current assets	3,828	2,169

Total assets	$3,828	$2,169

Liabilities and Stockholders' Deficit:
Current liabilities:
Account payable	$493,974	$493,973
Accrued liabilities	2,572,963	2,452,554
Advances	113,700	113,700
Preferred stock to be issued	259,900	259,900
Common stock to be issued	1,066,138	1,066,138
Convertible notes payable, net of discount of $106,700 and $195,449, respectively	1,381,536	1,292,787
Notes payable	542,303	450,303
Related party notes payable	118,104	118,104
Derivative liabilities	2,976,472	4,167,061
Total current liabilities	9,525,090	10,414,520

Long term liabilities -
Notes payable	150,000	150,000
Total liabilities	9,675,090	10,564,520

Commitments and contingencies (Note 5)

Stockholders' Deficit:
Preferred stock; $0.001 par value; 80,000,000 shares authorized; 0 and 0 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	-	-
Preferred stock, Series A; $0.001 par value; 20,000,000 shares authorized; 0 and 0 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	1	1
Preferred stock, Series E; $0.001 par value; 1,000,000 shares authorized; 1,000,000 and 1,000,000 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	1,000	1,000
Common stock, $0.001 par value; 9,000,000,000 shares authorized, 4,144,259,348 and 4,088,009,348 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	4,144,259	4,088,009
Common stock, owed but not issued; 6 and 6 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	18,242,049	18,253,299
Accumulated deficit	(32,058,571)	(32,904,660)
Total stockholders' deficit	(9,671,262)	(10,562,351)
Total liabilities and stockholders' deficit	$3,828	$2,169

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended March 31,
	2022	2021

Revenue, net	$-	$-
Cost of goods sold	-	-

Gross profit	-	-

Operating expenses:
Advertising and marketing	34,408	3,325
Executive compensation	45,000	24,000
General and administrative expenses	45,101	91,628
Professional fees, including stock-based compensation of $0 and $197,000, respectively	47,136	504,300
Total operating expenses	171,645	623,253

Loss from operations	(171,645)	(623,253)

Other income (expense):
Interest expense	(172,855)	(259,398)
Gain (loss) on derivative liabilities	1,190,589	(1,649,953)
Total other income (expense)	1,017,734	(1,909,351)

Net income (loss)	$846,089	$(2,532,604)

Basic net income (loss) per common share attributable to common stockholders	$0.00	$(0.00)
Diluted net income (loss) per common share attributable to common stockholders	$0.00	$(0.00)
Weighted-average number of shares used in computing basic per share amounts	4,132,106,570	831,270,589
Weighted-average number of shares used in computing dilutive per share amounts	9,000,000,000	831,270,589

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Consolidated Statement of Stockholders’ Deficit

(Unaudited)

	Preferred Stock, Series A		Preferred Stock, Series E		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, December 31, 2021	-	$1	1,000,000	$1,000	4,088,009,348	$4,088,009	$18,253,299	$(32,904,660)	$(10,562,351)

Common stock issued for cash	-	-	-	-	56,250,000	56,250	(11,250)	-	45,000
Net income	-	-	-	-	-	-	-	846,089	846,089
Balance, March 31, 2022	-	$1	1,000,000	$1,000	4,144,259,348	$4,144,259	$18,242,049	$(32,058,571)	$(9,671,262)

	Preferred Stock, Series A		Preferred Stock, Series E		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, December 31, 2020	-	$1	1,000,000	$1,000	612,726,408	$612,726	$16,805,437	$(26,651,094)	$(9,231,930)

Conversion of notes payable, accrued interest, and derivative liabilities into common stock	-	-	-	-	357,436,139	357,436	67,586	-	425,022
Common stock issued for services	-	-	-	-	50,000,000	50,000	147,000	-	197,000
Net loss	-	-	-	-	-	-	-	(2,532,604)	(2,532,604)
Balance, March 31, 2021	-	$1	1,000,000	$1,000	1,020,162,547	$1,020,162	$17,020,023	$(29,183,698)	$(11,142,512)

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Three Months Ended March 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$846,089	$(2,532,604)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	-	197,000
Increase in principal on note exchange, default or services	-	341,346
(Gain) loss on derivative liability	(1,190,589)	1,649,953
Accretion of debt discount	88,749	104,828
Additional interest expense on conversion of notes payable and derivative liabilities	-	35,540
Changes in operating assets and liabilities:
Accounts payable	1	(146)
Accrued liabilities	120,409	40,225
Net cash used in operating activities	(135,341)	(163,858)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes payable	-	172,500
Payment of notes payable	(4,720)	-
Proceeds from notes payable	96,720	-
Proceeds from sale of common stock	45,000	-
Net cash provided by financing activities	137,000	172,500

Change in cash and cash equivalents	1,659	8,642
Cash and cash equivalents, beginning of year	2,169	-
Cash and cash equivalents, end of year	$3,828	$8,642

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Conversions of notes payable and derivative liabilities into common stock	$-	$425,022
Notes payable and accrued interest exchanged for convertible notes payable	$-	$771,887

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Notes to Consolidated Financial Statements

(Unaudited)

Note 1 - History and Organization

Organization

Raadr, Inc. (the “Company”) was organized March 29, 2006 (Date of Inception) under the laws of the State of Nevada, as White Dental Supply, Inc.  On December 27, 2012, the Company formed two wholly owned subsidiaries, Choice One Mobile, Inc. and PITOOEY! Mobile, Inc., under the laws of the State of Nevada. On January 7, 2013, the Board of Directors of the Company authorized and a majority of the stockholders of the Company ratified, by written consent, resolutions to change the name of the Company to PITOOEY!, Inc.  The name change was effective with the State of Nevada February 7, 2013. On February 6, 2013, the Company formed a wholly owned subsidiary, Rockstar Digital, Inc., under the laws of the State of Nevada.  On October 31, 2013, the Company, as part of its settlement agreement with the employees of Rockstar Digital, ceased operations of its wholly owned subsidiary, Rockstar Digital, Inc. On July 29, 2015, the Company changed their name to Raadr, Inc. The name change was effective with the State of Nevada on July 29, 2015.

Business

The Company offers a unique software tool in www.raadr.com that allows individuals to monitor social media activity online. As the digital world of the 21st Century continues to evolve, parents, guardians, and children are faced with challenges and threats not just in the real world, but in the omnipresent realm of Social Media as well. PITOOEY! INC., makers of the proprietary technology application RAADR© have developed a web based tool that provides families with peace of mind when it comes to knowing that children are safe from bullying and predatory behavior unfortunately so prevalent today.

By customizing their own unique monitoring and alert settings, parents and guardians can be alerted when their children’s Facebook, Twitter, Instagram and other pertinent social media platforms under scrutiny become posted with inappropriate language. By utilizing customized keywords chosen by the user that are added to an already existing database, parents and guardians can carry a sense of assuredness that the youth they love and are responsible for are safe and acting in a fun, yet appropriate manner.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying consolidated financial statements, the Company has limited assets and a working capital deficit of approximately $9.5 million.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. The Company is significantly dependent upon its ability, and will continue to attempt, to secure equity and/or additional debt financing. The Company is attempting to conduct private placements of its preferred and common stock to raise proceeds to finance its plan of operation. There are no assurances that the Company will be successful, and without sufficient financing, it would be unlikely for the Company to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might arise from this uncertainty.

Unaudited and Unreviewed Financial Statements

The accompanying consolidated financial statements have been prepared by the Company’s management pursuant to the rules and regulations of the United States Securities and Exchange Commission. These consolidated financial statements have not been audited or reviewed by an independent third party.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Raadr, Inc., Choice One Mobile, Inc., PITOOEY! Mobile, Inc. and Rockstar Digital, Inc. All significant intercompany balances and transactions have been eliminated.  Raadr, Inc., Choice One Mobile, Inc., PITOOEY! Mobile, Inc. and Rockstar Digital, Inc. will be collectively referred herein to as the “Company”.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its operations.

The Company currently has limited sales and marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. We also may not have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income (Loss) Per Common Share

Net income (loss) per share is provided in accordance with ASC Subtopic 260-10. The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic EPS is computed by dividing reported income (losses) by the weighted average shares outstanding. Except where the result would be anti-dilutive to income from continuing operations, diluted earnings per share has been computed assuming the conversion of the convertible long-term debt and the elimination of the related interest expense, and the exercise of stock warrants. Income (loss) per common share has been computed using the weighted average number of common shares outstanding during the period. Dilutive loss per share for the three months ended March 31, 2021 excludes all potential dilutive common shares as their effects are anti-dilutive.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and a reconciliation of net income to net income available to common stockholders for the three months ended March 31, 2022:

Weighted average number of common shares outstanding - Basic	4,132,106,570
Potentially dilutive common stock equivalents (convertible notes payable)	9,921,573,333
Reduction to total authorized shares	(5,053,679,903)
Weighted average number of common shares outstanding - Diluted	9,000,000,000

Net income as reported	$846,089
Add - interest on convertible notes payable	54,106
Net income available to common stockholders	$900,195

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As of March 31, 2022 and December 31, 2021, the derivative liabilities are considered a level 2 item; see Note 4.

The carrying amounts reflected in the balance sheets for cash, accounts payable and accrued expenses approximate the respective fair values due to the short maturities of these items.

Recent Pronouncements

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s consolidated financial statement presentation or disclosures.

Note 3 - Financial Statement Elements

Accrued liabilities as of March 31, 2022 and December 31, 2021 consisted of:

	March 31, 2022	December 31, 2021

Accrued payroll and taxes	$188,117	$188,117
Executive compensation	633,015	596,712
Accrued interest	1,160,193	1,076,087
Other	591,638	591,638
	$2,572,963	$2,452,554

In August 2015, the Company entered into a settlement agreement with their former Chief Executive Officer. In connection with the agreement, the Company has the obligation to issue 141 shares of common stock in settlement of amounts payable to the former Chief Executive Officer for accrued salaries and an investment in Series B preferred stock. The Company has yet to issue the required shares, and thus, as of March 31, 2022 and December 31, 2021, the liabilities remain.

See Note 7 for discussion of accrued wages due to the Company's Chief Executive Officer.

Note 4 - Notes Payable

Notes payable as of March 31, 2022 and December 31, 2021 consisted of:

	March 31, 2022	December 31, 2021

Third Party Notes:
Convertible promissory notes	$1,488,236	$1,488,236
Debentures with warrants	327,664	327,664
Notes under Investment Agreement	69,333	69,333
Promissory notes	295,306	203,306
Less: unamortized discount	(106,700)	(195,449)
Subtotal - third party notes	2,073,839	1,893,090

Related Party Notes:
Debentures with warrants	87,445	87,445
Demand notes	30,659	30,659
Subtotal - related party notes	118,104	118,104
Total	2,191,943	2,011,194
Current portion	(2,041,943)	(1,861,194)
Long-term portion	$150,000	$150,000

As of the date of this filing, all notes outstanding as of March 31, 2022, with exception of $583,176, are in default.

Convertible Promissory Notes

Commencing in December 2014 and through September 2018, the Company issued various convertible promissory notes to third parties to be used for operations. In most cases, these convertible promissory notes are convertible upon issuance into a variable number of shares of common stock.  Based on the requirements of ASC 815, we determined that a derivative liability was triggered upon issuance due to the variable conversion price. Using the Black-Scholes pricing model, we calculated the derivative liability upon issuance and recorded the fair market value of the derivative liability as a discount to the convertible promissory notes. When a derivative liability associated with a convertible note is in excess of the face value of the convertible note, the excess of fair value of derivative is charged to the statement of operations. The derivative liability is required to be revalued at each conversion event and at each reporting period. The Company doesn't account for the derivative liability until the convertible promissory note is convertible. In addition, these convertible promissory notes include various default provisions in which increase the interest rate to rates ranging from 12% to 35% and at times the principal balance at rates ranging from 5% to 50%. Additionally, most convertible promissory notes have prepayment penalties in which range from 15% to 50%.

In May, June, September, October, November and December 2020, a total of $90,000 in convertible notes were received. The notes bear an interest rate of 10% and mature on April 1, 2021. The notes are convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above.

On July 23, 2020, the Company entered into a convertible note payable with a third party for proceeds of $25,000. The convertible note incurs interest at 20% per annum, is due 180 days from the date of issuance and is convertible upon issuance into shares of the Company’s common stock at a 50% discount to the average closing bid price during the preceding 10 trading days. The note contains various prepayment and default provisions, similar to those disclosed above.

On August 13, 2020, the Company entered into a convertible note payable with a third party for proceeds of $60,000. The convertible note incurs interest at 25% per annum, is due 180 days from the date of issuance and is convertible upon issuance into shares of the Company’s common stock at a 50% discount to the average closing bid price during the preceding 10 trading days. The note contains various prepayment and default provisions, similar to those disclosed above.

In September 2020, a $40,000 convertible note was sold from one third party to another. Under the terms of the new note agreement, principal of $98,367 is due on year from the date of issuance. The notes bear an interest rate of 10% and mature on April 1, 2021. The notes are convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above. The difference between the carry value of the new note and the old not plus accrued interest was $38,405 and recorded as interest expense.

In November 2020, a $50,000 convertible note with accrued interest of $23,877 was sold from one third party to another. Under the terms of the new note agreement, principal of $73,877 is due on year from the date of issuance. The notes bear an interest rate of 10% and mature on April 1, 2021. The notes are convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above.

At various times during the year ended December 31, 2021, the Company entered into convertible notes payable totaling $437,536 receiving proceeds of $355,000. The terms of the notes range from six months to one year, interest ranging from 8-20% and conversion prices with discounts of up to 50% of the lowest bid prices in days prior ranging from five to 25 days. In addition, the Company issued $500,000 in convertible notes payable for services for which the terms are similar to those noted above.

In March 2021, a note with $472,431 in principal and $299,456 in accrued interest was sold to a third party for which the Company entered into a new convertible note of $771,887. Under the terms of the new note agreement, principal of $73,877 is due one year from the date of issuance. The notes bear an interest rate of 10% and mature in one year. The note is convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above.

During the three months ended March 31, 2021, the Company issued 357,436,139 shares of common stock in satisfaction of $177,120 in principal and interest. In connection with the conversion, derivative liabilities of $247,902 were relieved.

2018 Issuances

During the year ended December 31, 2018, the Company received $45,775 in proceeds from the issuance of six convertible notes payable. Under the terms of the agreements, the notes are due in 180 days from the date of issuance, incur interest at rates ranging from 10%- 25% per annum and are convertible into common stock at a 50% discount to the average closing bid price per share of common stock during the 10 consecutive trading days immediately prior to conversion. In addition, the notes include a 50% prepayment penalty. Due to the variable conversion price, the Company recorded a derivative liability in connection with these notes.

Discounts and Conversions

The convertible notes issued were fully discounted at issuance due to the associated derivative liabilities being in excess of the convertible notes payable. The discounts are being amortized over the terms of the notes. As of March 31, 2022, discounts of $106,700 remained for which will be amortized through 2022. Amortization expense for the three months ended March 31, 2022 was $88,749.  At March 31, 2022, the derivative liabilities were re-valued at $2,976,472 which resulted in a gain on change in the fair market value of derivative liabilities of $1,190,589. See below for weighted average variables used.

As of March 31, 2022, these convertible notes were convertible into approximately 9.9 billion shares of common stock, which is in excess of the total authorized shares.

Derivative Liabilities

During the three months ended March 31, 2022, the range of inputs used to calculate the derivative liability were as follows:

March 31, 2022

Exercise price per share	$0.00015
Expected life (years)	0.50
Risk-free interest rate	1.00%
Expected volatility	1712%

Debentures with Warrants

At various dates in 2014 and 2013, the Company issued debentures with warrants totaling $347,664. These debentures contain interest rates ranging from 8% to 20% and matured at various times from July 2014 through July 2015. As of March 31, 2022 and December 31, 2021, these notes were in technical default. The warrants issued with these debentures contain an exercise price of $2,500 per share and expired three years from the date of issuance.

Notes Issued Under an Investment Agreement

On April 29, 2013, the Company entered into an Investment Agreement, in which an investor agreed to purchase debentures up to a total principal amount of $1,100,000.  This commitment was increased to $2,000,000 based on an agreement modification entered into on December 2, 2013. Each debenture will accrue interest on the unpaid principal of each individual debenture at the rate of 8% per year from the date each debenture is issued until paid. Maturity dates of the debentures issued range from April 2014 through May 2015. In March 2021, the holder transferred $472,431 in principal and $299,456 in accrued interest to a third party for which the Company entered into a new convertible note, see above. As of March 31, 2022 and December 31, 2021, the remaining balance of the notes are in default. As of March 31, 2022 and December 31, 2021, the principle balance owed on these debentures was $69,333 and $69,333, respectively, plus accrued interest.

Promissory Notes

On July 25, 2012, the Company entered into an Intellectual Property Assignment Agreement. In accordance with the terms and conditions contained therein, the Company has agreed to pay the Seller $8,000 in two installments: The first payment of $4,000 was due July 25, 2013, and second payment of $4,000 was due July 25, 2014. The note is currently in default due to non-payment.

During the year ended December 31, 2013, the Company issued a $50,000 promissory note bearing interest at 10% and due on May 31, 2014. The note is payable in monthly payments of principal and interest.  As of March 31, 2022 and December 31, 2021, the remaining principal balance of $10,606 and $10,606, respectively, is past due and in default.

In June 2015, the Company received $20,000 in proceeds from convertible notes payable. The notes are convertible, only at the Company's option, for a minimum of $40,000 in common stock based upon the closing stock price on the date of conversion for a period of one year. In addition, the notes incur interest at 12% per annum and is due June 1, 2016. Since the note is only convertible at the Company's option, the accounting for such will be triggered if the option is exercised.

On July 13, 2020, the Company entered into a $150,000 loan with the Small Business Administration. The note incurs interest at 3.75% per annum with principal and interest due over the period of thirty years. The note is secured by substantially all of the Company’s asset and requires the funds to be used for operational purposes

During the three months ended March 31, 2022, the Company received $96,720 in short-term promissory notes from various parties with interest rates ranging from 20%-50%. These mature on various dates from April 2022 through June 2022. During the three months ended March 31, 2022, the Company repaid $4,720 of these promissory notes.

Debentures with Warrants Issued to Related Parties

At various times in 2014 and 2013, the Company issued debentures with warrants to several related parties for $87,445. These debentures bear interest at 8% and mature at various times from July 2014 through February 2015. As of March 31, 2022 and December 31, 2021, all the notes are in default as they are past the maturity dates. The warrants issued with these debentures contain an exercise price of $2,500 per share and expire three years from the date of issuance.

Demand Notes Issued to Related Parties

The Company has various notes outstanding to related parties totaling $30,659 and $30,659 as of March 31, 2022 and December 31, 2021, respectively. These notes are due on demand and have no stated interest rate. The Company records imputed interest in connection with these related party notes.

Advances

As of March 31, 2022 and December 31, 2021, the Company received advances from a third party totaling $113,700 and $113,700, respectively. These advances bear interest at 20% per annum and are due 90 days after the funds are received. As of the date of this filing, these advances are considered in default as they are past their maturity date.

Note 5 - Commitments and Contingencies

Consulting Agreements

On December 30, 2015, effective January 1, 2016, the Company entered into an agreement with two consultants to promote the Company’s RAADR mobile app for a period of 60 days. Under the terms of the agreement, the consultants received a total of 20 shares of common stock and were to be paid a total of $50,000 for their services. In addition, the consultants were to receive 50% of all revenues generated from the RAADR mobile app. As of March 31, 2022 and December 31, 2021, no amounts had been earned under the revenue arrangement.

On June 27, 2018, the Company entered into an agreement with an individual whereby the individual is to provide consulting services in exchange for 4,000 shares of common stock. The shares were valued at $2,000 based upon the closing price of the Company's common stock on the date of the agreement. The agreement does not provide for a performance commitment, and thus, the common stock was expensed upon issuance.

During the year ended December 31, 2018, the Company entered into an agreement with an individual whereby the individual is to provide consulting services in exchange for 10,000 shares of common stock. The shares were valued at $5,000 based upon the closing price of the Company's common stock on the date of the agreement. The agreement does not provide for a performance commitment, and thus, the common stock was expensed upon issuance. Additionally, the agreement notes a signing bonus of $10,000 as well as bonuses for certain milestones, none of which have been paid.

See Note 6 for an additional agreements.

Legal

On February 6, 2013, we formed a wholly owned subsidiary, Rockstar Digital, Inc. (“Rockstar”), under the laws of the State of Nevada.  Rockstar was organized to specialize in internet branding through social media marketing, mobile marketing and iPhone ® app development Company. On October 31, 2013, the Company entered into a settlement agreement with certain former employees to assume responsibility for certain payroll taxes of Rockstar Digital, Inc. (“Rockstar”) and assign its ownership of Mobile Application and Transition Services intellectual property rights to Rockstar. In addition, the Company agreed to not assert a claim against certain computer equipment (cost of $28,307) in use at Rockstar.  The Company agreed to assume liability for any payroll taxes owed on payroll paid by the Company on behalf of Rockstar’s employees. The Company estimated this liability at $30,000 which they have recorded in accrued liabilities as March 31, 2022 and December 31, 2021.

On July 29, 2014, a default judgment was issued against the Company in Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida. This judgment stems from a legal filing by a consulting firm, with which the Company entered into an agreement for consulting services, on February 20, 2013.  On September 25, 2013, the Company cancelled the agreement because it determined that services had not been provided by consulting firm, as promised per the agreed-upon contract terms. In November 2014, we entered into a settlement agreement whereby the Company shall pay the plaintiff $13,246, in monthly installments of $1,472. In addition, the Company issued options to purchase 20 shares of the Company's common stock at an exercise price of $8,750 expiring in two years. The Company valued the options on the date of issuance at $21,424 using the Black-Sholes model. The required payments on the settlement have not been made, however, the full amount of the liability has been recorded within accrued liabilities as of March 31, 2022 and December 31, 2021.

On April 5, 2017, the Circuit Courts within the Twelfth Judicial Circuit of Florida entered an order approving the stipulation of the parties (the “Stipulation”) in the matter of Northbridge Financial, Inc. (“NBF”) v. Raadr Inc. Under the Stipulation, the Company agreed to issue, as settlement of liabilities owed by the Company to NBF in the aggregate amount of $272,250 (the “Claim Amount”) and the following:

(a)In one or more tranches as necessary, 7,000 shares of common stock (the “Initial Issuance”) and $27,500 in fees.

(b)Through the Initial Issuance and any required additional issuances, that number of shares of common stock with an aggregate value equal to the Purchase Price (defined under the Stipulation as the market price (defined as the lowest closing bid price of the Company's common stock during the valuation period set forth in the Stipulation) less the product of the Discount (equal to 50%) and the market price.

(c)If at any time during the valuation period the closing bid price of the Company's common stock is below 90% of the closing bid price on the day before an issuance date, the Company will immediately cause to be issued to BF such additional shares as may be required to affect the purposes of the Stipulation.

(d)Notwithstanding anything to the contrary in the Stipulation, the number of shares beneficially owned by NBF will not exceed 4.99% of the Company's outstanding common stock.

In connection with the Settlement Shares, the Company relied on the exemption from registration provided by Section 3(a)(10) under the Securities Act.

The Company cannot reasonably estimate the amount of proceeds NBF expects to receive from the sale of these shares which be used to satisfy the liabilities. Thus, the Company accounts for the transaction as the shares are sold and the liabilities are settled. All amounts are included within accounts payable. Shares in which are held by NBF at each reporting period are accounted for as issued but not outstanding. During the year ended December 31, 2017, the Company issued 626,250 shares of common stock in settlement of $219,250 in accounts payable. The Company valued the common stock issued at $847,250 based upon the closing market price of the common stock on the settlement date. The difference between the fair market value of the common stock and accounts payable relieved of $628,000 was recorded as additional interest expense. As of March 31, 2022 and December 31, 20210, amounts payable to NBF included within accounts payable were $53,000.

Note 6 - Stockholders’ Deficit

Authorized Shares

As of March 31, 2022 and December 31, 2021, the Company is authorized to issue 9,000,000,000 shares of $0.001 par value common stock and 101,000,000 shares of $0.001 par value preferred stock (of which 20,000,000 have been designated as Series A Preferred Stock, 1,000,000 have been designated as Series E Preferred Stock, and 80,000,000 shares of preferred stock available for the Company to assign or designate such provisions or preferences as may be assigned by the Board of Directors).

Series A Preferred Stock

On January 3, 2013, the Company filed a Certificate of Designation with the State of Nevada to designate up to 20,000,000 shares of preferred stock as “Series A”. The Series A holds no voting rights but is automatically convertible into shares of the Company’s common stock immediately upon the effectiveness of a Certificate of Change filed by the Company to increase the number of shares of common stock the Company would become authorized to issue.

Series B Preferred Stock

As of the date of these consolidated financial statements the designations for the Series B have not been filed with the State, and thus, the proceeds received for sale of these shares to date are reflected as a liability on the accompanying balance sheets at September 30, 2021 and December 31, 2020. The rights and preferences are not valid until the designations are filed. Once approved, the holders are expected to receive warrants to purchase two shares of common stock at $0.50 per share. In addition, each share of Series B converted the holder would receive two shares of common stock.

Series E Preferred Stock

On January 27, 2016, the Company filed a Certificate of Designation with the State of Nevada to designate up to 1,000,000 shares of preferred stock as “Series E”. The Series E hold voting rights equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series E shall always constitute 66.67% of the voting rights of the Corporation. All shares of Series E rank subordinate to all of the Company’s common and preferred stock and are not entitled to participate in the distribution of the Company’s assets upon liquidation.

Three Months Ended March 31, 2022

During the three months ended March 31, 2022, the Company sold 56,250,000 shares of common stock for total proceeds of $45,000.

Three Months Ended March 31, 2021

During the three months ended March 31, 2021, the Company issued 50,000,000 shares of common stock to two individuals for consulting services. In connection with these issuances, the Company recorded stock-based compensation expense of $197,000 based on the closing market price of the Company’s stock on the date of grant.

See Note 4 for additional common stock issuance.

Note 7 - Related Party Transactions

As of March 31, 2022 and December 31, 2021, amounts included within accrued liabilities related to payroll due to Jacob DiMartino, our Chief Executive Officer, were $617,104 and $580,801, respectively. The Company accrues $8,000 per month in connection with the CEO's services, which was increased to $15,000 per month effective June 2021.

See Note 4 discussion related to notes payable and Note 6 for shares issued to related parties.

Note 8 - Subsequent Events

During April and May 2022, the Company received $24,500 in short-term promissory notes from various parties with interest rates of 20%. These mature on various dates from July 2022 through August 2022.

The Company has evaluated events subsequent to March 31, 2022 and through the date these financial statements have been posted on OTC Markets and has determined no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

RAADR, Inc.

Consolidated Balance Sheets

(Unaudited)

	As of December 31,
	2021	2020
Assets:
Current assets
Cash and cash equivalents	$2,169	$-
Total current assets	2,169	-

Total assets	$2,169	$-

Liabilities and Stockholders' Deficit:
Current liabilities:
Account payable	$493,973	$494,118
Accrued liabilities	2,452,554	2,565,777
Advances	113,700	93,700
Preferred stock to be issued	259,900	259,900
Common stock to be issued	1,066,138	1,066,138
Convertible notes payable, net of discount of $195,449 and $65,328, respectively	1,292,787	797,223
Notes payable	450,303	908,034
Related party notes payable	118,104	117,005
Derivative liabilities	4,167,061	2,780,035
Total current liabilities	10,414,520	9,081,930

Long term liabilities
Notes payable	150,000	150,000
Total liabilities	10,564,520	9,231,930

Commitments and contingencies (Note 5)

Stockholders' Deficit:
Preferred stock; $0.001 par value; 80,000,000 shares authorized; 0 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	-	-
Preferred stock, Series A; $0.001 par value; 20,000,000 shares authorized; 0 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1	1
Preferred stock, Series E; $0.001 par value; 1,000,000 shares authorized; 1,000,000 and 1,000,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,000	1,000
Common stock, $0.001 par value; 9,000,000,000 shares authorized, 4,088,009,348 and 612,726,408 shares issued and outstanding as of December 31, 2021 and 2020, respectively	4,088,009	612,726
Common stock, owed but not issued; 6 and 6 shares issued and outstanding as of December 31, 2021 and 2020, respectively	-	-
Additional paid-in capital	18,253,299	16,805,437
Accumulated deficit	(32,904,660)	(26,651,094)
Total stockholders' deficit	(10,562,351)	(9,231,930)
Total liabilities and stockholders' deficit	$2,169	$-

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Consolidated Statements of Operations

(Unaudited)

	For the Year Ended December 31,
	2021	2020

Revenue, net	$-	$-
Cost of goods sold	-	-

Gross profit	-	-

Operating expenses:
Advertising and marketing	6,516	2,000
Executive compensation	147,796	96,000
General and administrative expenses	433,865	191,574
Professional fees, including stock-based compensation of $377,000 and $0, respectively	734,293	70,713
Salaries and wages	22,459	-
Total operating expenses	1,344,929	360,287

Loss from operations	(1,344,929)	(360,287)

Other income (expense):
Interest expense	(1,116,649)	(536,605)
Losses	(122,500)	-
Gain (loss) on derivative liabilities	(3,669,488)	(851,049)
Total other income (expense)	(4,908,637)	(1,387,654)

Net loss	$(6,253,566)	$(1,747,941)

Basic and diluted net loss per common share attributable to common stockholders	$(0.00)	$(0.01)
Weighted-average number of shares used in computing basic and diluted per share amounts	2,305,894,851	213,922,279

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Consolidated Statement of Stockholders’ Deficit

(Unaudited)

	Preferred Stock, Series A		Preferred Stock, Series E		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, December 31, 2019	-	$1	1,000,000	$1,000	151,076,327	$151,076	$16,117,034	$(24,903,153)	(8,634,042)

Conversion of convertible debt	-	-	-	-	461,650,081	461,650	115,775	-	577,425
Derivative liability relieved on conversion	-	-	-	-	-	-	561,452	-	561,452
Imputed interest on notes payable	-	-	-	-	-	-	11,176	-	11,176
Net loss	-	-	-	-	-	-	-	(1,747,941)	(1,747,941)
Balance, December 31, 2020	-	$1	1,000,000	$1,000	612,726,408	$612,726	$16,805,437	$(26,651,094)	$(9,231,930)

Conversion of notes payable and derivative liabilities into common stock	-	-	-	-	2,795,282,940	2,795,283	1,363,362	-	4,158,645
Common stock issued for services	-	-	-	-	250,000,000	250,000	127,000	-	377,000
Common stock issued for cash	-	-	-	-	235,000,000	235,000	-	-	235,000
Common stock issued for settlement	-	-	-	-	175,000,000	175,000	(52,500)	-	122,500
Common stock issued with notes payable	-	-	-	-	20,000,000	20,000	-	-	20,000
Contributed capital	-	-	-	-	-	-	10,000	-	10,000
Net loss	-	-	-	-	-	-	-	(6,253,566)	(6,253,566)
Balance, December 31, 2021	-	$1	1,000,000	$1,000	4,088,009,348	$4,088,009	$18,253,299	$(32,904,660)	$(10,562,351)

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Year Ended December 31,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,253,566)	$(1,747,941)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	377,000	-
Increase in principal on note exchange, default or services	616,204	38,405
(Gain) loss on derivative liability	3,669,488	851,049
Accretion of debt discount	412,415	109,672
Imputed interest on notes payable	-	11,176
Additional interest expense on conversion of notes payable and derivative liabilities	57,500	87,794
Changes in operating assets and liabilities:
Accounts payable	(145)	23,132
Accrued liabilities	497,474	355,710
Net cash used in operating activities	(623,630)	(271,003)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes payable	355,000	175,000
Repayment of convertible notes payable	-	(25,000)
Repayment on related party notes payable	1,099	(82,197)
Proceeds from advances	20,000	53,200
Proceeds from notes payable	14,700	150,000
Proceeds from sale of preferred stock	-	-
Proceeds from sale of common stock	235,000	-
Net cash provided by financing activities	625,799	271,003

Change in cash and cash equivalents	2,169	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$2,169	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Conversions of notes payable and derivative liabilities into common stock	$3,947,985	$1,138,877
Notes payable and accrued interest exchanged for convertible notes payable	$771,887	$76,808
Notes payable issued for services	$500,000	$-

See accompanying notes to the consolidated financial statements.

RAADR, Inc.

Notes to Consolidated Financial Statements

(Unaudited)

Note 1 - History and Organization

Organization

Raadr, Inc. (the “Company”) was organized March 29, 2006 (Date of Inception) under the laws of the State of Nevada, as White Dental Supply, Inc. On December 27, 2012, the Company formed two wholly owned subsidiaries, Choice One Mobile, Inc. and PITOOEY! Mobile, Inc., under the laws of the State of Nevada. On January 7, 2013, the Board of Directors of the Company authorized and a majority of the stockholders of the Company ratified, by written consent, resolutions to change the name of the Company to PITOOEY!, Inc. The name change was effective with the State of Nevada February 7, 2013. On February 6, 2013, the Company formed a wholly owned subsidiary, Rockstar Digital, Inc., under the laws of the State of Nevada. On October 31, 2013, the Company, as part of its settlement agreement with the employees of Rockstar Digital, ceased operations of its wholly owned subsidiary, Rockstar Digital, Inc. On July 29, 2015, the Company changed their name to Raadr, Inc. The name change was effective with the State of Nevada on July 29, 2015.

Business

The Company offers a unique software tool in www.raadr.com that allows individuals to monitor social media activity online. As the digital world of the 21st Century continues to evolve, parents, guardians, and children are faced with challenges and threats not just in the real world, but in the omnipresent realm of Social Media as well. PITOOEY! INC., makers of the proprietary technology application RAADR© have developed a web based tool that provides families with peace of mind when it comes to knowing that children are safe from bullying and predatory behavior unfortunately so prevalent today.

By customizing their own unique monitoring and alert settings, parents and guardians can be alerted when their children’s Facebook, Twitter, Instagram and other pertinent social media platforms under scrutiny become posted with inappropriate language. By utilizing customized keywords chosen by the user that are added to an already existing database, parents and guardians can carry a sense of assuredness that the youth they love and are responsible for are safe and acting in a fun, yet appropriate manner.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying consolidated financial statements, the Company has limited assets and a working capital deficit of approximately $10.5 million.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. The Company is significantly dependent upon its ability, and will continue to attempt, to secure equity and/or additional debt financing. The Company is attempting to conduct private placements of its preferred and common stock to raise proceeds to finance its plan of operation. There are no assurances that the Company will be successful, and without sufficient financing, it would be unlikely for the Company to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might arise from this uncertainty.

Unaudited and Unreviewed Financial Statements

The accompanying consolidated financial statements have been prepared by the Company’s management pursuant to the rules and regulations of the United States Securities and Exchange Commission. These consolidated financial statements have not been audited or reviewed by an independent third party.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Raadr, Inc., Choice One Mobile, Inc., PITOOEY! Mobile, Inc. and Rockstar Digital, Inc. All significant intercompany balances and transactions have been eliminated.  Raadr, Inc., Choice One Mobile, Inc., PITOOEY! Mobile, Inc. and Rockstar Digital, Inc. will be collectively referred herein to as the “Company”.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its operations.

The Company currently has limited sales and marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. We also may not have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Loss Per Common Share

Net loss per share is provided in accordance with ASC Subtopic 260-10. The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic EPS is computed by dividing reported losses by the weighted average shares outstanding. Except where the result would be anti-dilutive to income from continuing operations, diluted earnings per share has been computed assuming the conversion of the convertible long-term debt and the elimination of the related interest expense, and the exercise of stock warrants. Loss per common share has been computed using the weighted average number of common shares outstanding during the year. Dilutive loss per share for the years ended December 31, 2021 and 2020 excludes all potential dilutive common shares as their effects are anti-dilutive. As of December, 2021, the Company’s convertible notes payable was convertible into approximately 6.0 billion shares of common stock.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As of December 31, 2021 and 2020, the derivative liabilities are considered a level 2 item; see Note 4.

The carrying amounts reflected in the balance sheets for cash, accounts payable and accrued expenses approximate the respective fair values due to the short maturities of these items.

Recent Pronouncements

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s consolidated financial statement presentation or disclosures.

Note 3 - Financial Statement Elements

Accrued liabilities as of December 31, 2021 and 2020 consisted of:

	December 31, 2021	December 31, 2020

Accrued payroll and taxes	$188,117	$190,615
Executive compensation	596,712	557,492
Accrued interest	1,076,087	1,226,254
Other	591,638	591,416
	$2,452,554	$2,565,777

In August 2015, the Company entered into a settlement agreement with their former Chief Executive Officer. In connection with the agreement, the Company has the obligation to issue 141 shares of common stock in settlement of amounts payable to the former Chief Executive Officer for accrued salaries and an investment in Series B preferred stock.  The Company has yet to issue the required shares, and thus, as of December 31, 2021 and 2020, the liabilities remain.

See Note 7 for discussion of accrued wages due to the Company's Chief Executive Officer.

Note 4 - Notes Payable

Notes payable as of December 31, 2021 and 2020 consisted of:

	December 31, 2021	December 31, 2020

Third Party Notes:
Convertible promissory notes	$1,488,236	$862,551
Debentures with warrants	327,664	327,664
Notes under Investment Agreement	69,333	541,764
Promissory notes	203,306	188,606
Less: unamortized discount	(195,449)	(65,328)
Subtotal - third party notes	1,893,090	1,855,257

Related Party Notes:
Debentures with warrants	87,445	87,445
Demand notes	30,659	29,560
Subtotal - related party notes	118,104	117,005
Total	2,011,194	1,972,262
Current portion	(1,861,194)	(1,822,262)
Long-term portion	$150,000	$150,000

As of the date of this filing, all notes outstanding as of December 31, 2021 and 2020, with exception of $937,536 for which were issued during the year ended December 31, 2021 are in default.

Convertible Promissory Notes

Commencing in December 2014 and through September 2018, the Company issued various convertible promissory notes to third parties to be used for operations. In most cases, these convertible promissory notes are convertible upon issuance into a variable number of shares of common stock.  Based on the requirements of ASC 815, we determined that a derivative liability was triggered upon issuance due to the variable conversion price. Using the Black-Scholes pricing model, we calculated the derivative liability upon issuance and recorded the fair market value of the derivative liability as a discount to the convertible promissory notes. When a derivative liability associated with a convertible note is in excess of the face value of the convertible note, the excess of fair value of derivative is charged to the statement of operations. The derivative liability is required to be revalued at each conversion event and at each reporting period. The Company doesn't account for the derivative liability until the convertible promissory note is convertible. In addition, these convertible promissory notes include various default provisions in which increase the interest rate to rates ranging from 12% to 35% and at times the principal balance at rates ranging from 5% to 50%. Additionally, most convertible promissory notes have prepayment penalties in which range from 15% to 50%.

In March 2020, a $59,000 convertible note was sold from one third party to another. On March 23, 2020, the holder converted the convertible note into 14,461,146 shares of common stock for which were valued at $225,594 based upon the closing market price of the Company’s common stock on the date of the transaction. The excess fair value of the common stock of $48,594 over the convertible note relieved of $59,000 and the derivative liability relieved of $118,000 was recorded as interest expense.

In May, June, September, October, November and December 2020, a total of $90,000 in convertible notes were received. The notes bear an interest rate of 10% and mature on April 1, 2021. The notes are convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above.

On July 23, 2020, the Company entered into a convertible note payable with a third party for proceeds of $25,000. The convertible note incurs interest at 20% per annum, is due 180 days from the date of issuance and is convertible upon issuance into shares of the Company’s common stock at a 50% discount to the average closing bid price during the preceding 10 trading days. The note contains various prepayment and default provisions, similar to those disclosed above.

On August 13, 2020, the Company entered into a convertible note payable with a third party for proceeds of $60,000. The convertible note incurs interest at 25% per annum, is due 180 days from the date of issuance and is convertible upon issuance into shares of the Company’s common stock at a 50% discount to the average closing bid price during the preceding 10 trading days. The note contains various prepayment and default provisions, similar to those disclosed above.

In September 2020, a $40,000 convertible note was sold from one third party to another. Under the terms of the new note agreement, principal of $98,367 is due on year from the date of issuance. The notes bear an interest rate of 10% and mature on April 1, 2021. The notes are convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above. The difference between the carry value of the new note and the old not plus accrued interest was $38,405 and recorded as interest expense.

In November 2020, a $50,000 convertible note with accrued interest of $23,877 was sold from one third party to another. Under the terms of the new note agreement, principal of $73,877 is due on year from the date of issuance. The notes bear an interest rate of 10% and mature on April 1, 2021. The notes are convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above.

At various times during the year ended December 31, 2021, the Company entered into convertible notes payable totaling $437,536 receiving proceeds of $355,000. The terms of the notes range from six months to one year, interest ranging from 8-20% and conversion prices with discounts of up to 50% of the lowest bid prices in days prior ranging from five to 25 days. In addition, the Company issued $500,000 in convertible notes payable for services for which the terms are similar to those noted above.

In March 2021, a note with $472,431 in principal and $299,456 in accrued interest was sold to a third party for which the Company entered into a new convertible note of $771,887. Under the terms of the new note agreement, principal of $73,877 is due one year from the date of issuance. The notes bear an interest rate of 10% and mature in one year. The note is convertible into common stock based upon a 50% discount to the lowest traded price within the 20 trading days preceding the conversion. The note contains various prepayment and default provisions, similar to those disclosed above.

During the year ended December 31, 2021, the Company issued 2,795,282,940 shares of common stock in satisfaction of $1,520,840 in principal and interest. In connection with the conversion, derivative liabilities of $2,637,806 were relieved.

2018 Issuances

During the year ended December 31, 2018, the Company received $45,775 in proceeds from the issuance of six convertible notes payable. Under the terms of the agreements, the notes are due in 180 days from the date of issuance, incur interest at rates ranging from 10%- 25% per annum and are convertible into common stock at a 50% discount to the average closing bid price per share of common stock during the 10 consecutive trading days immediately prior to conversion. In addition, the notes include a 50% prepayment penalty. Due to the variable conversion price, the Company recorded a derivative liability in connection with these notes.

Discounts and Conversions

The convertible notes issued in 2015 through 2018 were fully discounted at issuance due to the associated derivative liabilities being in excess of the convertible notes payable. For notes issued in 2020, discounts of $175,000 were recorded in connection with estimated derivative liabilities upon issuance of $175,000. The discounts are being amortized over the terms of the notes. For notes issued in 2021, discounts of $372,536 were recorded in connection with estimated derivative liabilities upon issuance of proceeds of $355,000. The discounts are being amortized over the terms of the notes. As of December 31, 2021, discounts of $195,449 remained for which will be amortized through 2022. Amortization expense for the year ended December 31, 2021 was $412,415.  At December 31, 2021, the derivative liabilities were re-valued at $4,167,061 which resulted in a loss on change in the fair market value of derivative liabilities of $3,669,488. In addition, $2,637,806 was reclassed to additional paid-in capital as the corresponding notes was converted into common stock. See below for weighted average variables used.

As of December 31, 2021, these convertible notes were convertible into approximately 6.0 billion shares of common stock.

Derivative Liabilities

During the years ended December 31, 2021 and 2020, the range of inputs used to calculate the derivative liability were as follows:

	December 31, 2021	December 31, 2020

Exercise price per share	$0.00045 - $0.0017	$0.0004
Expected life (years)	0.50	0.50
Risk-free interest rate	0.60%	0.60%
Expected volatility	1712%	1712%

Debentures with Warrants

At various dates in 2014 and 2013, the Company issued debentures with warrants totaling $347,664. These debentures contain interest rates ranging from 8% to 20% and matured at various times from July 2014 through July 2015. As of December 31, 2021 and 2020, these notes were in technical default. The warrants issued with these debentures contain an exercise price of $2,500 per share and expired three years from the date of issuance.

Notes Issued Under an Investment Agreement

On April 29, 2013, the Company entered into an Investment Agreement, in which an investor agreed to purchase debentures up to a total principal amount of $1,100,000.  This commitment was increased to $2,000,000 based on an agreement modification entered into on December 2, 2013. Each debenture will accrue interest on the unpaid principal of each individual debenture at the rate of 8% per year from the date each debenture is issued until paid. Maturity dates of the debentures issued range from April 2014 through May 2015. In March 2021, the holder transferred $472,431 in principal and $299,456 in accrued interest to a third party for which the Company entered into a new convertible note, see above. As December 31, 2021 and 2020, the remaining balance of the notes is in default. As of December 31, 2021 and 2020, the principle balance owed on these debentures was $69,333 and $541,764, respectively, plus accrued interest.

In June 2020, the holder agreed to satisfy $40,000 of the note for the issuance of 8.0 million shares of common stock. The Company determined the fair market value of the common stock to be $79,200 based upon the closing market price of the Company’s common stock on the date of the transaction. The Company recorded the excess amount of $39,200 as interest expense.

Promissory Notes

On July 25, 2012, the Company entered into an Intellectual Property Assignment Agreement. In accordance with the terms and conditions contained therein, the Company has agreed to pay the Seller $8,000 in two installments: The first payment of $4,000 was due July 25, 2013, and second payment of $4,000 was due July 25, 2014. The note is currently in default due to non-payment.

During the year ended December 31, 2013, the Company issued a $50,000 promissory note bearing interest at 10% and due on May 31, 2014. The note is payable in monthly payments of principal and interest.  As of December 31, 2021 and 2020, the remaining principal balance of $10,606 and $10,606, respectively, is past due and in default.

In June 2015, the Company received $20,000 in proceeds from convertible notes payable. The notes are convertible, only at the Company's option, for a minimum of $40,000 in common stock based upon the closing stock price on the date of conversion for a period of one year. In addition, the notes incur interest at 12% per annum and is due June 1, 2016. Since the note is only convertible at the Company's option, the accounting for such will be triggered if the option is exercised.

On July 13, 2020, the Company entered into a $150,000 loan with the Small Business Administration. The note incurs interest at 3.75% per annum with principal and interest due over the period of thirty years. The note is secured by substantially all of the Company’s asset and requires the funds to be used for operational purposes

Debentures with Warrants Issued to Related Parties

At various times in 2014 and 2013, the Company issued debentures with warrants to several related parties for $87,445. These debentures bear interest at 8% and mature at various times from July 2014 through February 2015. As of December 31, 2021 and 2020, all the notes are in default as they are past the maturity dates. The warrants issued with these debentures contain an exercise price of $2,500 per share and expired three years from the date of issuance.

Demand Notes Issued to Related Parties

The Company has various notes outstanding to related parties totaling $30,659 and $29,560 as of December 31, 2021 and 2020, respectively. These notes are due on demand and have no stated interest rate. The Company records imputed interest in connection with these related party notes.

Advances

As of December 31, 2021 and 2020, the Company received advances from a third parties totaling $113,700 and $93,700, respectively. These advances bear interest at 20% per annum and are due 90 days after the funds are received. As of the date of this filing, these advances are considered in default as they are past their maturity date.

Note 5 - Commitments and Contingencies

Consulting Agreements

On December 30, 2015, effective January 1, 2016, the Company entered into an agreement with two consultants to promote the Company’s RAADR mobile app for a period of 60 days. Under the terms of the agreement, the consultants received a total of 20 shares of common stock and were to be paid a total of $50,000 for their services. In addition, the consultants were to receive 50% of all revenues generated from the RAADR mobile app. As of December 31, 2021 and 2020, no amounts had been earned under the revenue arrangement.

On June 27, 2018, the Company entered into an agreement with an individual whereby the individual is to provide consulting services in exchange for 4,000 shares of common stock. The shares were valued at $2,000 based upon the closing price of the Company's common stock on the date of the agreement. The agreement does not provide for a performance commitment, and thus, the common stock was expensed upon issuance.

During the year ended December 31, 2018, the Company entered into an agreement with an individual whereby the individual is to provide consulting services in exchange for 10,000 shares of common stock. The shares were valued at $5,000 based upon the closing price of the Company's common stock on the date of the agreement. The agreement does not provide for a performance commitment, and thus, the common stock was expensed upon issuance. Additionally, the agreement notes a signing bonus of $10,000 as well as bonuses for certain milestones, none of which have been paid.

See Note 6 for an additional agreements.

Legal

On February 6, 2013, we formed a wholly owned subsidiary, Rockstar Digital, Inc. (“Rockstar”), under the laws of the State of Nevada.  Rockstar was organized to specialize in internet branding through social media marketing, mobile marketing and iPhone ® app development Company. On October 31, 2013, the Company entered into a settlement agreement with certain former employees to assume responsibility for certain payroll taxes of Rockstar Digital, Inc. (“Rockstar”) and assign its ownership of Mobile Application and Transition Services intellectual property rights to Rockstar. In addition, the Company agreed to not assert a claim against certain computer equipment (cost of $28,307) in use at Rockstar.  The Company agreed to assume liability for any payroll taxes owed on payroll paid by the Company on behalf of Rockstar’s employees. The Company estimated this liability at $30,000 which they have recorded in accrued liabilities as of December 31, 2021 and 2020.

On July 29, 2014, a default judgment was issued against the Company in Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida. This judgment stems from a legal filing by a consulting firm, with which the Company entered into an agreement for consulting services, on February 20, 2013.  On September 25, 2013, the Company cancelled the agreement because it determined that services had not been provided by consulting firm, as promised per the agreed-upon contract terms. In November 2014, we entered into a settlement agreement whereby the Company shall pay the plaintiff $13,246, in monthly installments of $1,472. In addition, the Company issued options to purchase 20 shares of the Company's common stock at an exercise price of $8,750 expiring in two years. The Company valued the options on the date of issuance at $21,424 using the Black-Sholes model. The required payments on the settlement have not been made, however, the full amount of the liability has been recorded within accrued liabilities as of December 31, 2021 and 2020.

On April 5, 2017, the Circuit Courts within the Twelfth Judicial Circuit of Florida entered an order approving the stipulation of the parties (the “Stipulation”) in the matter of Northbridge Financial, Inc. (“NBF”) v. Raadr Inc. Under the Stipulation, the Company agreed to issue, as settlement of liabilities owed by the Company to NBF in the aggregate amount of $272,250 (the “Claim Amount”) and the following:

(a)In one or more tranches as necessary, 7,000 shares of common stock (the “Initial Issuance”) and $27,500 in fees.

(b)Through the Initial Issuance and any required additional issuances, that number of shares of common stock with an aggregate value equal to the Purchase Price (defined under the Stipulation as the market price (defined as the lowest closing bid price of the Company's common stock during the valuation period set forth in the Stipulation) less the product of the Discount (equal to 50%) and the market price.

(c)If at any time during the valuation period the closing bid price of the Company's common stock is below 90% of the closing bid price on the day before an issuance date, the Company will immediately cause to be issued to BF such additional shares as may be required to affect the purposes of the Stipulation.

(d)Notwithstanding anything to the contrary in the Stipulation, the number of shares beneficially owned by NBF will not exceed 4.99% of the Company's outstanding common stock.

In connection with the Settlement Shares, the Company relied on the exemption from registration provided by Section 3(a)(10) under the Securities Act.

The Company cannot reasonably estimate the amount of proceeds NBF expects to receive from the sale of these shares which be used to satisfy the liabilities. Thus, the Company accounts for the transaction as the shares are sold and the liabilities are settled. All amounts are included within accounts payable. Shares in which are held by NBF at each reporting period are accounted for as issued but not outstanding. During the year ended December 31, 2017, the Company issued 626,250 shares of common stock in settlement of $219,250 in accounts payable. The Company valued the common stock issued at $847,250 based upon the closing market price of the common stock on the settlement date. The difference between the fair market value of the common stock and accounts payable relieved of $628,000 was recorded as additional interest expense. As of December 31, 2021 and 2020, amounts payable to NBF included within accounts payable were $53,000.

Note 6 - Stockholders’ Deficit

Authorized Shares

As of December 31, 2021 and 2020, the Company is authorized to issue 9,000,000,000 shares of $0.001 par value common stock and 101,000,000 shares of $0.001 par value preferred stock (of which 20,000,000 have been designated as Series A Preferred Stock, 1,000,000 have been designated as Series E Preferred Stock, and 80,000,000 shares of preferred stock available for the Company to assign or designate such provisions or preferences as may be assigned by the Board of Directors).

Series A Preferred Stock

On January 3, 2013, the Company filed a Certificate of Designation with the State of Nevada to designate up to 20,000,000 shares of preferred stock as “Series A”. The Series A holds no voting rights but is automatically convertible into shares of the Company’s common stock immediately upon the effectiveness of a Certificate of Change filed by the Company to increase the number of shares of common stock the Company would become authorized to issue.

Series B Preferred Stock

As of the date of these consolidated financial statements the designations for the Series B have not been filed with the State, and thus, the proceeds received for sale of these shares to date are reflected as a liability on the accompanying balance sheets at December 31, 2021 and 2020. The rights and preferences are not valid until the designations are filed. Once approved, the holders are expected to receive warrants to purchase two shares of common stock at $0.50 per share. In addition, each share of Series B converted the holder would receive two shares of common stock.

Series E Preferred Stock

On January 27, 2016, the Company filed a Certificate of Designation with the State of Nevada to designate up to 1,000,000 shares of preferred stock as “Series E”. The Series E hold voting rights equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series E shall always constitute 66.67% of the voting rights of the Corporation. All shares of Series E rank subordinate to all of the Company’s common and preferred stock and are not entitled to participate in the distribution of the Company’s assets upon liquidation.

Year Ended December 31, 2021

During the year ended December 31, 2021, the Company issued 250,000,000 shares of common stock to three individuals for consulting services. In connection with these issuances, the Company recorded stock-based compensation expense of $377,000 based on the closing market price of the Company’s stock on the date of grant.

See Note 4 for additional common stock issuance.

Year Ended December 31, 2020

On February 15, 2020, the Company entered into a 12-month agreement with a consultant for investor relations services. For these services, the Company will pay the consultant a monthly retainer of $3,500. In addition, the Company will issue a total of 500,000 shares of the Company’s common stock in four quarterly tranches of 125,000 common shares beginning on the 91st date following the execution of the agreement. As of December 31, 2021, no shares have been issued.

Note 7 - Related Party Transactions

As of December 31, 2021 and 2020, amounts included within accrued liabilities related to payroll due to Jacob DiMartino, our Chief Executive Officer, were $580,801 and $538,690, respectively. The Company accrues $8,000 per month in connection with the CEO's services, which was increased to $15,000 per month effective June 2021.

See Note 4 discussion related to notes payable and Note 6 for shares issued to related parties.

Note 8 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2021 and through the date these financial statements have been posted on OTC Markets and has determined no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.